COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund

06018493

November 10, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. USEB Operating Assets Financial Statements – Q4 2005
2. USEB MD&A – Q4 2005
3. USEB Operating Assets Financial Statements and MD&A – Q1 2006
4. USEB Operating Assets Financial Statements and MD&A – Q2 2006
5. Countryside Power Income Fund Interim Financial Statements – Q3 2006
6. Countryside Power Income Fund MD&A – Q3 2006
7. Form 52-109FT2 – Certification of Interim Filings (CEO)
8. Form 52-109FT2 – Certification of Interim Filings (CFO)
9. News Release – Q3 2006 Financial Results
10. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending October 31, 2006 (Countryside Power Income Fund)
11. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending October 31, 2006 (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

11/16

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

RECEIVED
2006 NOV 15 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

USEB Operating Assets

Financial Statements

December 31, 2005

USEB OPERATING ASSETS
FINANCIAL STATEMENTS
TABLE OF CONTENTS

PAGE

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
U.S. Energy Systems, Inc.

We have audited the accompanying statement of net liabilities of USEB Operating Assets ("USEB"), a component of U.S. Energy Biogas Corp. (the "Company"), which is a majority owned subsidiary of U.S. Energy Systems, Inc. as of December 31, 2005, and the related statements of expenses in excess of revenues and other comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with Section 5.1 (b)(i) of the Amendment To Note Purchase Agreement ("Note Purchase Agreement") dated April 8, 2004 between U.S. Energy Biogas Corp. and Certain Subsidiaries and Affiliates and Countryside Canada Power, Inc. as discussed in Note A to the financial statements, and are not intended to be a complete presentation of USEB's assets, liabilities, equity, revenues, expenses and cash flows.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net liabilities of USEB at December 31, 2005, and its expenses in excess of revenues and other comprehensive income (loss) and its cash flows for the year then ended, pursuant to the Note Purchase Agreement described in Note A, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York
March 31, 2006

USEB OPERATING ASSETS
STATEMENT OF NET LIABILITIES
DECEMBER 31, 2005

(In Thousands of U.S. dollars)

ASSETS	
Current Assets:	
Cash	$777
Restricted Cash and Marketable Securities	5,501
Accounts Receivable - Trade (less allowance for doubtful accounts of $888)	2,159
Accounts Receivable - Affiliates (less allowance for doubtful accounts of $511)	2,789
Installment Sale Partnership Interest and Interest Receivable, Current Portion	1,976
Other Current Assets	1,588
Total Current Assets, Net	14,790
Restricted Cash and Marketable Securities	26,429
Property, Plant and Equipment, Net	40,142
Construction in Progress	86
Installment Sale Partnership Interest, less Current Portion	21,588
Investments	909
Due from Affiliates	8,519
Debt Issuance Costs, Net of Accumulated Amortization	10,475
Foreign Currency Hedge	1,860
Deferred Tax Asset	13,878
Other Assets	276
Total Assets	138,952
LIABILITIES	
Current Liabilities:	
Long-Term Debt, Current Portion	$1,879
Accounts Payable - Trade and Accrued Expenses	2,779
Accounts Payable - Affiliates	1,091
Deferred Revenue Installment Sale Partnership Interest, Current Portion	272
Total Current Liabilities	6,021
Long-Term Debt, less Current Portion	87,282
Deferred Revenue Installment Sale Partnership Interest, less Current Portion	16,224
Deferred Royalty	5,379
Illinois Subsidy Liability	31,678
Total Liabilities	146,584
Excess of Liabilities over Assets	$ (7,632)

See notes to financial statements.

USEB OPERATING ASSETS
STATEMENT OF EXPENSES IN EXCESS OF REVENUES
AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

(In Thousands of U.S. dollars)

Revenues	$ 19,698
Operating Costs and Expenses:	
Operating Expenses	9,525
General and Administrative Expenses	737
Depreciation and Amortization	4,596
Royalty	498
Total Operating Costs and Expenses	15,356
Revenues in Excess of Operating Costs and Expenses	4,342
Other Income, Costs and Expenses:	
Interest Income	3,134
ICC Income	865
Foreign Currency Transaction Expense	(2,775)
Interest Expense	(10,799)
Income Tax Benefit	2,998
Minority Interest Expense	(1,249)
Total Other Income, Costs and Expenses	(7,826)
Expenses in Excess of Revenues	$(3,484)
Other Comprehensive Income (Loss):	
Expenses in Excess of Revenues	$(3,484)
Other Comprehensive Income	307
Total Comprehensive Loss	$(3,177)

See notes to financial statements.

USEB OPERATING ASSETS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

(In Thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Expenses in Excess of Revenues	$(3,484)
Adjustments to reconcile Expenses in Excess of Revenues to Net Cash Provided by Operating Activities:	
Depreciation	3,806
Amortization	790
Deferred Income Taxes	(3,101)
Foreign Currency Hedge	614
Minority Interest	1,249
Foreign Currency Transaction	2,775
Changes In:	
Accounts Receivable	(1,590)
Accounts Payable	741
Deferred Revenue Installment Sale Partnership Interest	(601)
Deferred Royalty	(307)
Illinois Subsidy Liability	5,332
Other Assets	4
Net Cash Provided by Operating Activities	6,228
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investments	(422)
Restricted Cash	(2,209)
Acquisitions of Property and Equipment	(2,226)
Note Receivable	2,468
Net Cash Used in Investing Activities	(2,389)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of Long-Term Debt	(1,373)
Effect of Exchange Rates on Principal Payments	(60)
Distributions	(2,898)
Due from Affiliates	56
Net Cash Used in Financing Activities	(4,275)
NET DECREASE IN CASH	(436)
Cash – Beginning of Year	1,213
Cash – End of Year	$777
Supplemental Disclosures of Cash Flows Information:	
Interest paid	$8,677
State taxes paid	103

See notes to financial statements.

USEB OPERATING ASSETS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A — BASIS OF PRESENTATION AND ORGANIZATION

These financial statements comprise the accounts of USEB Operating Assets ("USEB"). The Amendment to Note Purchase Agreement as amended on April 8, 2004 ("Note Purchase Agreement") between U.S. Energy Biogas Corp. and certain subsidiaries and affiliates (the "Company" and the "Issuer") and Countryside Canada Power Inc. ("Countryside") requires the Issuer to furnish audited financial statements (on a carve-out basis) annually for USEB Operating Assets.

The Note Purchase Agreement defines USEB Operating Assets as "the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The accompanying financial statements were prepared for the purpose of complying with Section 5.1(b)(i) of the Note Purchase Agreement and are not intended to be a complete presentation of U.S. Energy Biogas Corp. and Subsidiaries, which is a majority owned subsidiary of U.S. Energy Systems, Inc. ("USEY"). The accompanying financial statements are incomplete because the accounts of the subsidiaries noted above and certain restructuring expenses have been excluded as required by the Note Purchase Agreement and certain expenses applicable to USEB have been absorbed by its majority parent. However, with these exceptions the financial statements have otherwise been prepared consistently with the complete financial statements of the Company.

USEB is an owner and operator of energy facilities producing energy from landfill gas. USEB, whose common stock is owned 54.26% by USEY and 45.74% by Cinergy Energy Solutions, Inc., owns, through its various subsidiaries, 23 landfill gas to energy projects, 20 of which produce electricity and three of which sell landfill gas as an alternative to natural gas.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

(1) *Basis of Reporting.* Investments in joint ventures are accounted for under the equity method. Investments in partnerships, in which the Company's ownership does not exceed 1%, are not included and carried at cost. All material inter-company accounts and transactions have been eliminated in the consolidation.

(2) *Foreign Currency Transactions* USEB's debt to Countryside (the "Countryside Debt") is denominated in Canadian dollars. The foreign currency exchange rate for the payment of the Countryside Debt is fixed through swap arrangements through March 2007. Subsequent to that date, USEB will be exposed to fluctuations in the foreign currency exchange rate. USEB applies the Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation, as amended" ("SFAS No. 52") and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS No. 133") for the accounting treatment of the debt and the swap arrangements.

USEB reports fair value changes in the swap arrangement in Other Comprehensive Income. Foreign currency transaction gains or losses related to the Countryside Debt are recognized in the period incurred and are included in Foreign Currency Transaction Expense in the statement of expenses in excess of revenues and other comprehensive income (loss).

(3) *Gain Recognition on Installment Note.* USEB has a $14,000,000 installment note receivable with a balance of $13,482,000 (Note G) related to the sale of certain ownership interests in project entities. USEB applies the guidance of Staff Accounting Bulletin No. 30, "Accounting for Divestiture of a Subsidiary or Other Business Operation, as amended", and Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business to a Highly Leveraged entity, as amended", for the recognition of gains associated with the note. Based upon the application of these bulletins, USEB recognizes gains associated with the note as principal payments are received, as such principal payments are dependent upon future operations of the assets sold.

(4) *Statement of Cash Flows and Cash Equivalents.* For purposes of reporting cash flows, cash and cash equivalents include cash on hand and investments and debt instruments with original maturities of three months or less at the time of purchase. All carrying amounts approximate fair value.

For purposes of presentation of the statement of cash flows, these financial statements do not include all investing and financing activities that are attributable to USEB due to the exclusion of the majority parent and certain subsidiaries from the carved-out entity as per the Note Purchase Agreement, which is discussed in Note A.

(5) *Property, Plant and Equipment.* Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 20 years.

(6) *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in the valuation of the Deferred Tax Asset and Accounts Receivable. Estimates of landfill gas production, investment returns on reserve accounts, inflation and energy rates are used in the valuation of these items. Actual results may differ from the estimates used, thereby affecting the future valuation of the items.

(7) *Fair Values of Financial Instruments.* The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses payable approximate fair value at December 31, 2005 because of the short-term maturity of these financial instruments. The estimated carrying value of the Installment Sale Partnership Interests and long-term debt are either contractual or approximate fair value. The fair value estimates were based on information available to management as of December 31, 2005. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value.

(8) *Impairment of Long-Lived Assets.* Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of assets in 2005.

(9) *Concentration of Credit Risk.* A significant portion of USEB's revenues are derived from investment grade utilities, and government and industrial customers. They have contracted with USEB to purchase energy over various terms. The concentration of credit with investment grade customers reduces USEB's overall credit exposure.

USEB maintains demand deposits in excess of $100,000 with individual banks. The Federal Deposit Insurance Corporation does not insure an account in excess of $100,000.

(10) *Debt Issuance Costs.* Debt issuance costs are amortized on a straight-line basis over the terms of the related financing. For 2005, amortization expense was $791,000. The unamortized balance as of December 31, 2005 was $10,475,000. This will be amortized over the remaining term of the respective debt. The amortization expense will be approximately $791,000 per annum for the remaining term of the financing which matures in 2019.

(11) Deferred Revenue. Deferred revenue primarily represents gains to be recognized from the sale of USEB's limited partnership interests in certain partnerships, further described in Note G. The majority of the proceeds from the sale are to be paid in installments, the amount of which will be determined by production and the value of benefits received by the purchasers; therefore, the gain will be recognized as payments are received.

(12) Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(13) Revenue Recognition. Revenues are recognized upon delivery of energy or service. The energy rates USEB collects fluctuate with rates approved for use by utilities and municipalities local to the respective project. These rates may be estimates that are reconciled annually. Any difference between the estimated rate and the actual rate may apply to the previous twelve-month period based on the effective date of the power purchase agreement. The adjustment, if any, is booked in the period in which it is determined. Revenue related to the Illinois subsidy received by certain USEB projects is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins.

(14) Capitalization Policy. As USEB has major holdings in revenue-producing property, plant and equipment, it is critical to adhere to maintenance and overhaul schedules to keep the equipment in good condition. For accounting purposes, it is equally important to discern and account for these two activities properly. Unscheduled maintenance that does not extend the useful life of the asset or enhance production is recognized as operations and maintenance expense in the period incurred. Scheduled overhauls and major repairs that either extend the useful life or enhance production are normally capitalized and depreciated over the period until the next scheduled overhaul.

(15) Investments in Derivatives. USEB holds derivative financial instruments for the sole purpose of hedging the risk of identifiable transactions. The types of risks hedged are those relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of derivatives are recorded each period in other comprehensive income. For fair market value hedge transactions, changes in the fair market value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income.

NOTE C — RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154 – "Accounting Changes and Error Correction – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement that does not include a specific transition provision. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. USEB does not expect this pronouncement to have a material effect on its financial statements.

USEB OPERATING ASSETS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE D — RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangements with Countryside established various reserve accounts, which are also collateral for the financing. These accounts include the Illinois Subsidy Liability Reserve Accounts (the "Illinois Accounts"), a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Accounts are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted Cash and Marketable Securities were as follows:

Improvement Reserve	$ 3,367,000
Debt Service Reserve	2,104,000
Project Contract Reserve	30,000
Total Short-Term	5,501,000
Illinois Accounts – Long-Term	26,429,000
Totals	$31,930,000

Amounts included in the Illinois Accounts are included as long-term assets in the statement of net liabilities.

Included in the Illinois Accounts at December 31, 2005 is $24,429,000 that is managed by a professional investment manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of December 31, 2005, included $15,360,000 invested in equity fund accounts, $7,738,000 invested in debt accounts, and $1,331,000 being held in cash or cash equivalent accounts. The original cost basis of the investments, which have been invested since July 2004, is $21,561,000. For the year ended December 31, 2005, the return on funds invested in these accounts was approximately 7%.

Restricted Cash and Marketable securities consist primarily of corporate bonds, U.S. Treasury notes, certificates of deposit and government asset-backed securities with various maturities as well as marketable equity securities. These securities, which are classified as available for sale, are carried at fair value, with unrealized gains and losses, net of any tax effects, reported in other comprehensive income, and are held at an investment bank, with the schedule of maturities at December 31, 2005 as follows:

	1 Year or Less	More Than 1 Year	Total
U.S. Government, Federal agency and Municipal bonds	$ 4,920,000	$ 8,078,000	$ 12,998,000
Corporate bonds	106,000	1,922,000	2,028,000
Certificates of deposit and money market funds	1,544,000		1,544,000
Totals	$ 6,570,000	$ 10,000,000	$ 16,570,000

The following table shows cost, fair value and unrealized gains and losses by investment type as of December 31, 2005 and for the year then ended:

	Cost	Fair Value	Unrealized Gains	Unrealized Losses
U.S. Government, Federal agency and Municipal bonds	$ 13,064,000	$ 12,998,000	$ 21,000	$ (87,000)
Corporate bonds	2,058,000	2,028,000	6,000	(36,000)
Equities	13,471,000	15,360,000	2,329,000	(440,000)
Certificates of deposit and money market funds	1,544,000	1,544,000	-	-
Total Marketable Securities	$ 30,137,000	$ 31,930,000	$ 2,356,000	$ (563,000)

NOTE E — ILLINOIS RETAIL RATE PROGRAM

USEB has 10 operating projects in Illinois which receive a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten-year period with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above Avoided Cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial operations.

This subsidy is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the 10-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the Statement of Net Liabilities as Illinois Subsidy Liability.

USEB is required by Countryside to deposit funds into the Illinois Accounts for repayment of the Illinois Subsidy Liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period Subsidy Liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets. Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability[1]
Countryside	April 2001	April 2011	May 2011
Dolton	May 1998	May 2008	June 2008
Dixon Lee	July 1999	July 2009	August 2009
Morris	December 2000	December 2010	January 2011
Roxanna	November 1999	November 2009	December 2009
Upper Rock	April 2000	April 2010	May 2010
122nd Street	July 1998	July 2008	August 2008
Brickyard	September 1999	September 2009	October 2009
Streator	January 2000	January 2010	February 2010
Willow Ranch	January 1998	January 2009	February 2009

(1) The estimated commencement of the repayment of the Subsidy Liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for its approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of USEB. The amount held in the Illinois Accounts as of December 31, 2005 was $26,429,000. The amount of the Subsidy Liability owed to Illinois as of December 31, 2005 was $56,319,000. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being reconciled annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

During 2005, USEB experienced rate reductions in the average rates for the payment received under the Illinois Retail Rate Program of 3.2%. USEB experienced significant rate reductions in three of its Illinois projects whose electricity production is sold to Commonwealth Edison. These three projects experienced an average rate reduction of 14% for 2005. These decreases resulted in decreases in GAAP revenues of $375,000 for 2005 due to the retroactive nature of the rate adjustments.

NOTE F — TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related unconsolidated limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $272,000 for the year ended December 31, 2005.

USEB reimburses its majority parent for certain costs incurred for the benefit of USEB. These costs include management and accounting salary and benefit costs. The total reimbursements for the year ended December 31, 2005 was $293,000. Certain unreimbursed expenses incurred by the majority parent on behalf of USEB have not been allocated to USEB.

NOTE G — INSTALLMENT SALE PARTNERSHIP INTEREST AND INTEREST RECEIVABLE

Installment Sale Partnership Interest consists of five notes pertaining to USEB's sale of its limited partnership interests in several project entities. Payments of principal and interest on the three contingent installment notes are made quarterly based upon the amount of landfill gas sold and the value of the tax credits generated by the sale. Payments of principal and interest on the Fixed Installment Notes are made quarterly based upon a mortgage style amortization.

USEB OPERATING ASSETS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Notes receivable as of December 31, 2005 consisted of the following:

	Interest Rate	Current Portion	Long-Term Portion
Contingent Installment Note Receivable for 1999 Sale of Gasco Interests Secured by the Interests	9.47%	$ 720,000	$ 3,054,000
Fixed Installment Note Receivable for 2001 Sale of Gasco Interests Secured by the Interests	6.00%	542,000	151,000
Contingent Installment Note Receivable for 2001 Sale of Gasco Interests Secured by the Interests	6.00%	370,000	4,369,000
Contingent Notes Receivable for Sale of Barre, MA Project's Gas Collection System and Related Assets Secured by the Interests	10.00%	10,000	532,000
Installment Note Receivable From AJG For Illinois Electric Generation Partners II Secured by Interests	15.00%	158,000	13,482,000
Accrued Interest Receivable	—	176,000	—
		$ 1,976,000	$ 21,588,000

A Gasco project is a project level entity (normally a limited partnership for which USEB or a USEB subsidiary normally serves as general partner), which collects and sells biogas to an affiliated project level entity (a "Genco"), which uses the biogas to generate electricity.

NOTE H — PROPERTY, PLANT AND EQUIPMENT

Power generation and gas transmission assets consist primarily of the value of the internal combustion engines and related equipment located at the landfill gas to energy projects. The majority of these assets are depreciated using the straight-line method over the useful life of the assets, between three and twenty years, for financial statement purposes.

Other property and equipment as of December 31, 2005 consist of site tools, office furniture, computer equipment and company vehicles. These assets are depreciated over lives ranging from three to ten years.

Property, plant and equipment consist of the following at December 31, 2005:

Land	$ 98,000
Generation and Transmission Equipment and Peripherals	65,868,000
Other Property and Equipment	339,000
	$66,305,000
Less Accumulated Depreciation	(26,163,000)
	$40,142,000

NOTE I — INVESTMENTS

Our total investments as of December 31, 2005 are as follows:

General Partnership interests in Gascos	$615,000
Other Partnership Interests	294,000
Total Investments	$ 909,000

USEB owns a general partnership interest in various entities (the "Gascos") that are parties to the gas rights agreements for their respective landfills and own the gas collection systems on the landfill. USEB also owns a partnership interest in a royalty trust.

NOTE J — LONG-TERM DEBT

On April 8, 2004, Countryside acquired the outstanding balance of existing USEB loans from John Hancock Life Insurance Companies, ABB Energy Capital and AJG Financial Services, Inc.

Immediately following the acquisition of the loans, Countryside and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843,000 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100,000. In connection with the amendment of the loans, USEB paid related costs of $16,994,000. The amendment established several reserve accounts including a $4,000,000 improvement reserve with funds to be utilized to expand USEB and a $2,000,000 debt service reserve. In addition, $8,200,000 of loan proceeds was deposited into the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to Countryside by USEB was CAD$107,000,000 which was equal to US$81,431,000 based upon the currency exchange rate of CAD$1.314 per US dollar at the date of closing. The loan is secured by USEB assets and bears interest at a rate of 11% per annum. As of December 31, 2005, the amount of the debt outstanding was $89,161,000.

The loan agreement with Countryside requires USEB to deposit $250,000 per calendar quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84,000 of additional deposits into the debt service reserve fund during 2005. Until an amount is deposited in the reserve equal to $250,000 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity. As of December 31, 2005, the deferred deposits into the debt service reserve account totaled $1,688,000.

According to the terms of the loan agreement with Countryside, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. USEB has entered into cash flow foreign currency hedge agreements with financial institutions fixing the Canadian dollar to the US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement expires on March 31, 2007. Utilizing the $1.331 fixed foreign currency exchange rate through March 2007 and the exchange rate as of December 31, 2005 for the remainder of 2007, principal payments for 2006 and 2007 would be $1,532,000 and $1,893,000, respectively.

The loan balance as of December 31, 2005 was $89,161,000. This amount has been adjusted for principal payments made and for the effects of changes in the currency exchange rate. A summary of the adjustments to the original loan amount follows:

	US Dollars
Outstanding Principal Beginning of Year	$87,814,000
Payment of Principal	(1,373,000)
Adjustment Due to Foreign Currency Exchange Rates	2,720,000
Outstanding Principal End of Year	$89,161,000

Scheduled principal payments for the periods indicated on the long-term debt owed to Countryside, based on the exchange rate of CAD$1.166 to one US dollar at as of December 31, 2005, are as follows:

Year	US Dollars
2006	$1,879,000
2007	1,952,000
2008	2,177,000
2009	2,429,000
2010	2,710,000

The notes payable to Countryside are senior secured notes using USEB assets as collateral. The terms require that USEB maintain a minimum fixed charge coverage ratio, as defined in the loan agreements of 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The fixed charge coverage ratio is calculated based upon operating results for the preceding four fiscal quarters. Failure to maintain the minimum fixed charge coverage ratio is a default under the terms of the loan agreement. The fixed charge coverage ratio for the four fiscal quarters ended December 31, 2005 was 1.22 to 1.

As required by SFAS No. 52 and SFAS No. 133, USEB has adjusted the outstanding principal on the debt owed to Countryside to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Expense.

Following is a summary of the Foreign Currency Transaction account as of December 31, 2005 (the exchange rates are Canadian dollars per one US dollar and are stated in whole dollars:

Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3310
Currency Exchange Rate at December 31, 2004	$1.2047
Currency Exchange Rate as of December 31, 2005	$1.1660
Cumulative Translation Adjustments, Beginning of Reporting Period	$6,989,000
Cumulative Translation Adjustments, End of Reporting Period	$9,764,000
Aggregate Adjustment for the Current Reporting Period Expense	$(2,775,000)
Deferred Income Taxes Allocated To Adjustment in the Reporting Period	$1,054,000

NOTE K — DEFERRED ROYALTY

On April 8, 2004, Countryside acquired a convertible royalty interest in USEB for $6,000,000. Pursuant to the terms of the royalty agreement, Countryside has the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow and 1.8% of USEB's gross revenues, determined pursuant to the royalty agreement. The total royalty payment to be made to Countryside is not to exceed 49% of total distributions made to Countryside and the shareholders of USEB, combined. Countryside has the option to convert the royalty interest into non-voting common shares of USEB, equal to 49% of the outstanding equity. Countryside can convert the interest at the earlier of the date on which the loan from Countryside is paid in full or April 8, 2024. The amount of the royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB.

For 2005, USEB accrued $307,000 for royalty payments. To date, $156,000 has been paid and there is in an outstanding liability of $465,000. Payment of this liability and distributions to the shareholders of USEB are dependent on sufficient cash flow being generated by USEB to support operations after distributions, and is subject to approval by the Board of Directors of USEB. The payment of future royalty payments may be restricted since, due to the terms of Countryside loan agreement, the payment of royalties is subordinate to the requirements to fund a debt service reserve account. Until an amount is deposited into the debt service reserve account equal to $250,000 per quarter since the April 8, 2004 closing, USEB is precluded from making royalty payments or distributions to shareholders. As of December 31, 2005, the total deferred debt service reserve funding obligation was $1,569,000. See Note J for further discussion.

NOTE L — INCOME TAXES

The provision (benefit) for federal and state income taxes is as follows:

		2005
Current:		
Federal	$	-
State		103
Total Current Provision		103
Deferred		
Federal		(2,787)
State		(314)
Total Deferred Benefit		(3,101)
Total Benefit	$	(2,998)

The benefit for income taxes differs from the Federal statutory rate for the following reasons:

Benefit at Statutory Rate	$ (2,690)
State Income Tax	(330)
Permanent Differences	22
Actual Benefit for Income Taxes	$ (2,998)

Provisions have been made for deferred taxes based on differences between the financial statements and the tax basis of assets and liabilities using currently enacted rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

	2005
Deferred Tax Assets:	
NOL and Credit Carryforward	$ 15,641
Property, Plant and Equipment	3,100
Deferred Revenue	1,086
Foreign Currency Transaction	3,290
Allowance for Doubtful Accounts	532
Total Deferred Tax Assets	23,649
Deferred Tax Liabilities:	
Subsidy Revenue	(9,364)
Investments	(407)
Total Deferred Tax Liabilities	(9,771)
Net Deferred Tax Asset	$ 13,878

USEB has experienced certain ownership changes that, in accordance with Section 382 of the U.S. Internal Revenue Code of 1986, as amended, require an annual and aggregate limitation on the Company's ability to utilize the net operating losses in future periods. USEB has determined that a change in ownership occurred in April 2001. USEB believes the annual and aggregate limitation will not hamper the ability to utilize the net operating losses in existence as of April 2001.

USEB has recorded a deferred tax asset of $13,878,000 reflecting the benefit of approximately $49,000,000 in loss carryforwards which expire in varying amounts between 2006 and 2025. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE M — OTHER COMPREHENSIVE INCOME/(LOSS)

The Other Comprehensive Income (Loss) for the year ended December 31, 2005 of $307,000 includes $549,000 in unrealized gains on available-for-sale marketable securities and $242,000 in losses associated with foreign currency exchange rates.

NOTE N — COMMITMENTS AND CONTINGENCIES

USEB has various financial commitments under office and equipment leases. The office and equipment leases expire on various dates. Financial commitments for the next five years are as follows:

Year	Commitments
2006	$ 52,000
2007	40,500
2008	28,000
2009	-
2010	-
Total	$120,500

Lease expense for 2005 was $37,000.

In April 2001, USEB acquired its Countryside and Morris project entities from Yankee Energy Services Company ("YESCO"). The projects, Countryside and Morris, produce electricity from landfill gas and participate in the Illinois Retail Rate Program. As part of the transaction, the acquired entities entered into a secured, contingent acquisition consideration agreement with YESCO. The agreement stipulates that additional acquisition consideration will be due and payable should actual electricity rates received exceed established levels and should actual operation and maintenance expenses be beneath established amounts. The contingent obligation has a face amount of $4,700,000, accrues interest at a rate of 9.5% per annum and is secured by the assets of the entities. The amount of payment due, if any, is calculated and paid on a quarterly basis. The contingent obligation terminates on March 31, 2011 and all unpaid balances remaining are forgiven.

For 2005, the amount of additional contingent consideration paid to YESCO under this agreement was $39,000. The consideration is treated as an operating expense in USEB's financial statements.

USEB had provided the buyers related to certain installment sale notes, as described in Note G, with tax indemnifications related to the validity of the Section 29 tax credits generated by the assets sold to the buyers. U.S. Energy Systems, Inc. (majority shareholder) has no liability in the indemnifications other than through its ownership interests in USEB. To date, there have not been any claims made on these indemnifications. USEB will accrue any amounts related to these issues as they become quantifiable.

NOTE O — MAJOR CUSTOMERS AND SUPPLIERS

USEB sells its energy output under various long-term energy purchase contracts. USEB receives approximately 39% of its revenues from one customer, Commonwealth Edison.

USEB contracts for operations and maintenance services for its Illinois projects. Eight of the Illinois projects are operated by GE/Jenbacher under ten-year contracts. These eight projects represent approximately 28% of USEB revenues and the costs associated with these contracts represent approximately 12% of USEB's operating expenses.

US Energy Biogas Corp.

USEB Operating Assets

Consolidated Financial Statements

For The Period Ended March 31, 2006

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2006
TABLE OF CONTENTS

PART I: Financial Information

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars

	March 31, 2006 (Unaudited)	December 31, 2005
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 1,085	$777
Restricted Cash and Marketable Securities	5,521	5,501
Accounts Receivable Trade	4,686	4,948
Installment Sale Partnership Interests and Interest Receivable, Current Portion	2,021	1,976
Other Current Assets	1,745	1,588
Total Current Assets, Net	15,058	14,790
Restricted Cash and Marketable Securities	27,518	26,429
Property, Plant and Equipment, Net	39,236	40,142
Construction in Progress	198	86
Installment Sale Partnership Interest, less Current Portion	21,174	21,588
Investments	929	909
Due from Affiliates	8,425	8,519
Debt Issuance Costs, Net of Accumulated Amortization	10,278	10,475
Goodwill	22,212	22,212
Foreign Currency Hedge	1,444	1,860
Deferred Tax Asset	14,450	13,739
Other Assets	152	276
TOTAL ASSETS	$ 161,074	$161,025
LIABILITIES		
Current Liabilities:		
Current Portion of Long-Term Debt	$ 1,795	$1,879
Accounts Payable Trade and Accrued Expenses	3,775	3,870
Deferred Revenue	272	272
Total Current Liabilities	5,842	6,021
Long-Term Debt, less Current Portion	86,825	87,282
Deferred Revenue	16,182	16,224
Deferred Royalty	5,276	5,379
Illinois Subsidy Liability	33,149	31,678
Total Liabilities	147,274	146,584
Commitments and Contingencies	–	–
Minority Interest	(2,585)	(2,640)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of U.S. dollars)

	March 31, 2006 (Unaudited)	December 31, 2005
EQUITY		
Common Stock	---	---
Additional Paid-In Capital	33,037	33,037
Accumulated Deficit	(19,348)	(18,274)
Other Comprehensive Income	2,696	2,318
Total Stockholders' Equity	16,385	17,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 161,074	$161,025

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)
(In thousands)

	FOR THE THREE-MONTH PERIODS ENDED	
	March 31, 2006	March 31, 2005
Revenues		
Power Generation and Gas Sales	$4,487	$4,608
Fees and Royalties	193	184
Renewable Energy Credit Sales	100	105
Gain on Sale of Interests and Rights	13	12
Gain – Section 29 Notes	31	87
Gain on AJG Note	—	—
Other Income	2	14
Total Revenues	4,826	5,010
Costs and expenses:		
Operating Expenses	2,812	2,139
General and Administrative Expenses	263	348
General and Administrative Expenses Billed from Shareholders	—	140
Royalty	111	131
Total Costs and Expenses	3,186	2,758
Income From Operations	1,640	2,252
Interest Income	696	766
ICC Income (Expense)	495	(11)
Foreign Currency Transaction Income	124	345
Interest Expense	(2,790)	(2,183)
Depreciation and Amortization.	(1,212)	(1,626)
Income (Loss) Before Taxes	(1,047)	(457)
Income Tax Benefit (Expense)	505	111
Minority Interest Benefit (Expense)	(532)	(153)
NET INCOME/(LOSS)	$(1,074)	$(499)
OTHER COMPREHENSIVE INCOME (LOSS):		
Net Income	$(1,074)	$(499)
Other Comprehensive Income (Loss)	379	(489)
Total Comprehensive Income/Loss	$(695)	$(988)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	THREE MONTHS ENDED March 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$(1,074)	$(499)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating activities:		
Depreciation and Amortization	1,410	1,096
Illinois Subsidy Interest	645	531
Minority Interest	7	140
Foreign Currency Transactions	(124)	(345)
Deferred Taxes	(711)	(196)
Deferred Royalty	(103)	(88)
Changes in:		
Accounts Receivable, Trade	265	(262)
Foreign Currency Hedge	158	13
Prepaid Expense	(157)	(151)
Accounts Payable and Accrued Expenses	(22)	288
Net Cash Flows Provided by (Used in) Operating Activities	294	527
CASH FLOWS FROM INVESTING ACTIVITIES:		
Restricted Cash – Long Term Asset	(523)	(831)
Notes Receivable	368	9
Investments	(20)	(374)
Acquisition of Equipment and Leasehold Improvements	(294)	(157)
Net Cash (Used in) Provided by Investing Activities	(469)	(1,353)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
STATEMENTS OF CASH FLOWS (continued)
(Unaudited)
(in thousands)

	THREE MONTHS ENDED March 31,	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of Long-Term Debt	(368)	(329)
Deferred Revenues	(43)	(100)
Illinois Subsidy Liability	826	726
Due From Affiliates	69	288
Net Cash (Used in) Provided by Financing Activities	484	585
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	309	(241)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	776	1,213
CASH AND CASH EQUIVALENTS – END OF PERIOD	$1,085	$972

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

NOTE A – BASIS OF PRESENTATION

These financial statements are the financial statements of the USEB Operating Assets ("USEB"). Per the Amendment to Note Purchase Agreement dated as of April 8, 2004 between US Energy Biogas Corp. and certain subsidiaries (the Issuer) and Countryside Canada Power Inc., USEB is required to compile financial statements for the USEB Operating Assets which is defined in the agreement as follows:

"the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP but do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included.

Certain reclassifications have been made to prior years to conform to the current year's presentation.

NOTE B – BASIS OF REPORTING

The consolidated financial statements of USEB Operating Assets include the accounts of USEB and its wholly owned and majority-owned subsidiaries exclusive of the excluded entities discussed in Note A. Investments in partnerships, in which our ownership does not exceed 1% are unconsolidated and carried at cost. All inter-company accounts and transactions have been eliminated in the consolidation.

NOTE C – REVENUE RECOGNITION

Revenues are recognized upon delivery of energy of service. The energy rates collected fluctuate with rates approved for use by utilities and municipalities local to the respective projects. These rates may be estimates that are reconciled annually. Any difference between the estimated rate and the actual rate may apply to a previous period based on the effective date of the power purchase agreement. The adjustment, if any, is booked in the period it is determined. Revenue related to the Illinois subsidy received by certain projects is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized as interest expense over the intervening period until payment begins.

NOTE D – FOREIGN CURRENCY

The functional currency for our foreign debt is the local currency. The local currency is Canadian Dollars. For this foreign debt, we translate assets and liabilities at the end-of-period exchange rates. We report translation adjustments on inter-company foreign currency transactions of a long-term nature in Other Comprehensive Income. Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income (Loss) in the consolidated statement of operations.

NOTE E – INVESTMENTS IN DERIVATIVES

USEB holds derivative financial instruments for the sole purpose of hedging the risks relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of our foreign currency cash flow hedge derivatives are recorded each period in other comprehensive income.

NOTE F – RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangement with the Countryside Fund established various reserve accounts, which are also collateral for the financing. These accounts include the Illinois Subsidy Liability Account (the "Illinois Accounts"), a debt service reserve account and an improvement reserve account. The fund held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Account are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and marketable securities were as follows:

	March 31, 2006	December 31, 2005
Illinois Subsidy Liability Reserve Accounts	$27,518,000	$26,429,000
Improvement Revenue	3,396,000	3,367,000
Debt Service Reserve	2,095,000	2,104,000
Project Contract Reserve	30,000	30,0000
Totals	$33,039,000	$31,930,000

Included in the Illinois Accounts at March 31, 2006 is $25,518,000 that is managed by a professional investment manager under investment allocation parameters established by the Company. The amounts managed by the professional manager, as of March 31, 2006, included $16,761,000 invested in equity fund accounts, $7,592,000 invested in debt accounts, and $1,164,000 being held in cash or cash equivalent accounts. The original cost of the investment, which has been invested since July 2004, is $21,417,000.

NOTE G – ILLINOIS RETAIL RATE PROGRAM

USEB has ten operating projects in Illinois, which are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than ten years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial operations.

This subsidy is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

USEB is required by the Countryside Fund to deposit funds into the Illinois Accounts for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash and marketable securities in non-current assets on the Company's balance sheet. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability [1]

Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxanna	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2008	February, 2008

(1) The estimated commencement of the repayment of the liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for their approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of the Company and USEB. The amount held in the Illinois Accounts as of March 31, 2006 was $27,517,000. The amount of the subsidy liability owed to Illinois as of March 31, 2006 was $58,180,000, before the unamortized discount. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

In the past, the annual reconciliation of estimated rates to the actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. For the three months ended March 31, 2006, the Company received approximately 21% of its revenues from the subsidy paid under the Illinois Retail Rate Program.

From time to time during the past few years, including 2005 and 2006, proposed changes to or the elimination of the Illinois Retail Rate Program has been introduced in the Illinois legislature. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminated the benefits received by the Company under this program would have a material adverse effect on the Company.

NOTE H – TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related unconsolidated limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings for the three month periods ended March 31, 2006 and 2005 amount to $62,000 and $68,000, respectively.

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements for the three months ended March 31, 2006 and 2005 were $28,000 compared with $184,000 for the comparative 2005 period.

NOTE I – FOREIGN CURRENCY TRANSACTIONS

USEB's debt obligation to the Countryside Fund requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement, in an amount equal to the debt service payments,

expires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to the Countryside Fund are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 – "Foreign Currency Translation" and SFAS No. 133 – "Accounting for Derivative Instruments and Hedge Activities", USEB has adjusted the unhedged outstanding principal on the debt owed to the Countryside Fund to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Income (Loss).

Following is a summary of the Foreign Currency Transaction account as of March 31, 2006 (the exchange rates are Canadian dollars per one US dollar and are stated whole dollars):

Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3310
Currency Exchange Rate at March 31, 2005	$1.2096
Currency Exchange Rate at December 31, 2005	$1.1660
Currency Exchange Rate as of March 31, 2006	$1.1676
Cumulative Translation Adjustments Beginning of Reporting Period	$9,764,000
Cumulative Translation Adjustments End of Reporting Period	$9,640,000
Aggregate Adjustment for the Current Reporting Period Income /(Expense)	$124,000
Deferred Income Taxes Allocated to Adjustment in the Reporting Period	$(47,000)

NOTE J – OTHER COMPREHENSIVE INCOME/(LOSS)

Other Comprehensive Income for the three months ended March 31, 2006 and 2005 is comprised of the following:

	Three Months Ended	
	March 31, 2006	March 31, 2005
For Sale Investment Securities	$ 586,000	$ (556,000)
Foreign Currency Exchange Rates	(207,000)	67,000
Total:	$ 379,000	$ (489,000)

NOTE K – DEFERRED INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109 – "Accounting for Income Taxes" ("FAS 109"), the Company evaluates the likelihood of the near term future realization of the value of the net deferred tax assets. Such an evaluation includes an analysis of the anticipated near term generation of taxable income and the implementation of tax planning strategies. Potential future taxable income from projects yet to be acquired or developed is not included in the evaluation. There was no adjustment to the valuation allowance during the three month period ended March 31, 2006 or 2005.

As of December 31, 2005, USEB has approximately $42,000,000 of Net Operating Losses being carried forward, expiring between 2006 and 2024.

NOTE L — DEBT

On April 8, 2004, the Countryside Fund, an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada acquired the outstanding balance of existing USEB loans from John Hancock Life Insurance Companies, ABB Energy Capital and AJG, a shareholder of the Company.

Immediately following the acquisition of the loans, the Countryside Fund and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843,000 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100,000. In connection with the amendment of the loans, USEB paid related costs of $16,994,000. The amendment established several reserve accounts including a $4,000,000 improvement reserve with

·nds to be utilized to expand USEB and a $2,000,000 debt service reserve. In addition, $8,200,000 of loan proceeds was deposited .to the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to the Countryside Fund by USEB was CAD$107,000,000 which was equal to US$81,431,000 based upon the currency exchange rate of CAN$1.314 per US dollar at the date of closing. The loan is secured by USEB assets and bears interest at a rate of 11% per annum. As of March 31, 2006, the amount of the debt outstanding was $88,620,000.

The loan agreement with the Countryside Fund requires USEB to deposit $250,000 per calendar quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84,000 of additional deposits into the debt reserve fund during 2005 and 2004. Until an amount is deposited in the reserve equal to $250,000 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity. As of March 31, 2006, the deferred deposits into the debt service reserve account totaled $1,931,000.

Due to the requirement in the amended loan documents that payments be made to the Countryside Fund in Canadian dollars, USEB has entered into a hedge agreement with a financial institution fixing the Canadian dollar to US dollar exchange rate at $1.331. through March 31, 2007. According to the terms of the loan agreement with the Countryside Fund, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

The loan balance as of March 31, 2005 was $88,620,000. This amount has been adjusted for principal payments made and for the effects of changes in the currency exchange rate. A summary of the adjustments to the original loan amount follows:

(Dollars in thousands)	2006	2005	2004
Outstanding Principal Beginning of Period	$89,161	$87,814	$ 81,357
Payment of Principal	(367)	(1,373)	(836)
Adjustment Due to Foreign Currency Exchange Rates	(174)	2,720	7,293
Outstanding Principal End of Period	$ 88,620	$ 89,161	$ 87,814

The notes payable to the Countryside Fund are senior secured notes using USEB assets as collateral. The terms require that USEB maintain a minimum fixed charge coverage ratio, as defined in the loan agreements of 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The fixed charge coverage ratio is calculated based upon operating results for the preceding four fiscal quarters. Failure to maintain the minimum fixed charge coverage ratio is a default under the terms of the loan agreement. The fixed charge coverage ratio for the four fiscal quarters ended March 31, 2006 was 1.25 to 1.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations is as of the close of the reporting period, March 31, 2006.

:ESULTS OF OPERATIONS

COMPARATIVE FINANCIAL STATEMENTS

The net loss of $1,074,000 for the three months ended March 31, 2006, was an increase of $575,000 from the $499,000 loss for the three months ended March 31, 2005. The increase in the loss is primarily the result of a decrease in revenues of $184,000, an increase in operating expenses of $673,000, a decrease in foreign currency transaction income of $221,000 offset by a $507,000 increase in income related to the investment of the Illinois reserve accounts and a $225 decrease in selling, general and administrative expenses.

Electricity production for the three months ended March 31, 2006 for USEB's projects was 70,692,000 kwhs compared with 71,267,000 kwhs for the comparable 2005 period. The decrease was due to a 1,061,000 kwh reduction from projects whose fuel is supplied from closed landfills offset by a 486,000 kwh production increase from projects whose fuel is supplied from open and filling landfills.

Revenues for the three months ended March 31, 2006 were $4,826,000 compared with $5,010,000 for the corresponding period representing a decrease of $184,000, 4%, for the comparative period. This decrease was primarily due to the following:

a) a decrease of $346,000 related to reductions in rates per kilowatt hour ("kwh") paid to certain USEB projects under the Illinois Retail Rate Program (see Note J to the Consolidated Financial Statements). For the three months ended March 31, 2006, the average net effective rate, which is equal to the gross rates less amounts deposited into the Illinois reserve accounts, received under the Program was $0.0496 per kwh sold compared with $0.0563 per kwh sold for the comparable 2005 period.

b) a $167,000 increase in revenues from the sale of landfill gas to be utilized as boiler fuel.

Total operating expenses for the three months ended March 31, 2006 were $2,812,000 representing an increase of $673,000, or 31%, from the $2,139,000 reported for the corresponding 2005 period. The increase is due to $189,000 of increases in scheduled non-capitalized maintenance expenses for USEB's generation equipment, increases of $194,000 for third party operating and aintenance costs due to rate increases and a $64,000 increases in production rental payments due to increases in associated sales olumes.

General and administrative expenses were $263,000 for the three months ended March 31, 2006, a decrease of $85,000 from the $348,000 for the comparable 2005 period.

Depreciation and amortization expenses were $1,212,000 for the three months ended March 31, 2006 compared with $1,095,000 for the comparative 2005 period representing an increase of $117,000 or 11%. The increase is related to depreciation associated with capital improvements on the USEB assets completed in the year ended December 31, 2005.

Interest income was $696,000 for the three month period ended March 31, 2006 reflecting a decrease of $70 from the $766,000 reported for the comparable 2005 period. The components of the net increases are as follows:

	Three Months Ended	
	March 31, 2006	March 31, 2005
Installment Sale Notes Receivable	$ 632,000	$ 689,000
Investments	64,000	77,000
Total:	$ 696,000	$ 766,000

The decrease in interest income related to the Installment Sale Notes Receivable for the three month period is the result of the continuing reduction in outstanding principal on the notes. The reduction in outstanding principal is the result of the continuing amortization of the principal amounts due to note payments.

Interest expense was $2,790,000 for the three months ended March 31, 2006, representing an increase of $76,000, or 2%, om the $2,714,000 reported for the corresponding 2005 period. Interest expense is comprised of interest paid by USEB on the ountryside debt and the amortization of the discount associated with the accounting treatment of the Illinois subsidy (see note J to the consolidated financial statements). The interest expense associated with the Illinois subsidy does not have any effect on the Company's cash flows. A comparison of the components of interest expense follows:

	Three Months Ended	
	March 31, 2006	March 31, 2005
CPIF Interest	$ 2,145,000	$ 2,183,000
Illinois Subsidy Amortization	645,000	531,000
Total:	$ 2,790,000	$ 2,714,000

Foreign Currency Transaction gains were $124,000 for the three months ended March 31, 2006 representing a decrease of $221,000 when compared to the $345,000 of income reported for the corresponding 2005 period. This amount represents the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to the Countryside Fund to reflect the change in the currency exchange rate from the start of the reporting period. The Canadian dollar to US dollar exchange rate increased to $1.1676 as of March 31, 2006 from $1.1660 as of December 31, 2005 resulting in a foreign currency transaction gain for the three months ended March 31, 2006. See Note L to the Consolidated Financial Statements. The Canadian dollar to US dollar exchange rate was $1.2565 as of March 31, 2005 compared with $1.2096 as of December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, unrestricted cash totaled $1,085,000 compared with $972,000 of unrestricted cash at December 31, 2005.

The debt arrangements between the Countryside Fund and the USEB projects require these subsidiaries to maintain various restricted cash accounts, which, at March 31, 2006, amounting to $33,009,000 including $27,518,000 classified as a long term asset. These funds are presented as a long term asset as they are being reserved to retire the long term Illinois Subsidy Liabilities as they become due.

Included in the long term restricted cash and marketable securities is $25,518,000 that is managed by a professional manager under investment allocation parameters established by the Company and USEB. The amounts managed by the professional manager, as of March 31, 2006, included $16,761,000 invested in equity fund accounts, $7,592,000 invested in debt accounts, and $1,164,000 being held in cash or cash equivalent accounts. The cost basis of the investments, which have been invested since July, 2004, is $21,417,000.

During the three months ended March 31, 2006, cash provided by operations was $294,000, a decrease of $233,000 from the $527,000 generated by operating activities for the three months ended March 31, 2005.

Cash used in investing activities decreased to $469,000 for the three months ended March 31, 2006, from $1,353,000 for the three months ended March 31, 2005, a decrease of $884,000. This decrease was primarily the result of a decrease in funds deposited in the long term restricted cash accounts and an increase in principal payments received on notes receivable.

Cash provided by financing activities decreased to $484,000 for the three months ended March 31, 2006, a decrease of $101,000 from the $585,000 provided by financing activities for the three months ended March 31, 2005. The decrease is primarily due an increase in principal payment on long term debt.

USEB's financing arrangements with the Countryside Fund limit the ability of USEB and its subsidiaries to distribute funds to the Company or to make improvements or expand certain projects unless specified conditions are satisfied.

Subject to the impact of the possible expiration of certain tax credits and the effect of foreign currency exchange rates on USEB's debt service payment, as described below, on our results of operations and financial condition, we believe that we have sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all debt service payment obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months. The following two items could affect cash balances and cash flows in the future.

Installment Sale Note Proceeds/Internal Revenue Code Section 29

The Internal Revenue Code Section 29 tax credits expire on December 31, 2007. In addition, the Code has a phase-out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the IRS. If Market Wellhead Prices exceed Phase-out Prices, the value of the Section 29 tax credit would be reduced or eliminated. Since the IRS will not publish the Phase-out Prices for calendar year 2006 until April 2007, it is unknown whether "Phase-out Prices" will be in effect during the 2006 fiscal year.

Should Market Wellhead Prices exceed the Phase-Out Prices, USEB could be obligated to return payments received on certain Installment Sale Notes. For the years 2006 and 2007, should Phase-out Pricing exceed Market Wellhead Pricing, payments on certain Installment Sale Notes could be reduced or eliminated which would significantly affect USEB's cash flow.

Foreign Currency Exchange Rates/Debt service payments

Pursuant to the terms of the financing arrangements with the Countryside Fund, USEB is required to make debt service payments to the Countryside Fund in Canadian dollars. As the result of changes in foreign currency rates, USEB has incurred foreign currency transaction expenses of $2,775,000 in 2005 and $6,989,000 in 2004.

USEB has entered into a hedge agreement expiring March 2007 with financial institutions fixing the Canadian dollar to the US dollar exchange rate at $1.331 Canadian dollar per US dollar through the expiration date. Beginning April 1, 2007, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. Had USEB not been hedged from the effects of changes in the foreign currency exchange rates, debt service payments for 2006 and 2005 would have been significantly higher. Based upon the foreign currency exchange rates as of March 31, 2006, USEB's debt service payments beginning in April 2007 will be significantly higher thereafter.

OFF BALANCE SHEET ARRANGEMENTS

As of March 31, 2006, the Company did not have any significant off-balance-sheet arrangements as defined in Item 303(a) (4) (ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Estimates by their nature are based on judgments and available information. Estimates are made based on historical factors, current circumstances and the experience and judgment of management. Assumptions and estimates are evaluated on an ongoing basis and the Company may employ outside experts to assist in evaluations. Therefore, actual results could materially differ from those estimates under different assumptions and conditions. Management believes the following critical accounting estimates are more significantly affected by judgment and estimates used in the preparation of the Company's consolidated financial statements: the valuation of goodwill, the determination of revenue from Biogas projects participating in the Illinois Retail Rate program and the valuation of deferred tax assets.

The Company used estimates in the valuation of the Goodwill Asset. Actual future operating results that deviate from the estimates would have an effect on the future valuation of the Goodwill Asset.

Rates currently paid to projects participating in the Illinois Retail Rate program utilize estimated rates which are reconciled annually, by the utility purchasing the electricity, on the anniversary date of the projects' commercial operations date. Variations in actual rates to the estimated rates would have an effect on the Company's financial results and cash flows. The Company is unable to predict changes in rates as they are dictated by the actions of the local utilities and municipalities of the respective projects.

The Company uses estimates in the determination of the likelihood of the ability to use Net Operating Losses ("NOL's"). Actual future operating results that deviate from the estimates would have an effect on the Company's ability to use NOL's, the valuation of the deferred tax asset and the Company's future taxability on both an accrual and cash basis.

Supplementary Financial Information

Dollars in thousands	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005
Revenues	$4,826	$5,294	$4,910	$4,482
Operating Income	1,640	2,331	2,474	1,880
Foreign Currency Translation	124	(389)	(4,038)	1,307
Net Loss	(1,074)	(432)	(2,580)	(42)

Dollars in thousands	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004
Revenues	$5,010	$4,580	$8,362	$6,287
Operating Income	2,252	1,245	5,749	3,946
Foreign Currency Translation	345	(3,791)	(4,346)	1,148
Net Loss	(498)	(3,539)	(486)	(11,569)

on-Recurring Items:

1. During the three months ended June 30, 2004, the Company's financial results included $13,470,000 for a non-recurring expenses related to the refinancing of USEB's debt and a $2,000,000 gain related to the completion of the sale of ownership interests in Illinois based generating project entities. See Notes G and K to the consolidated financial statements
2. During the three months ended September 30, 2004, the Company's financial results include a $2,729,000 gain related to USEB's acquisition of a subordinated note below the note's face value thereof. See Note J to the consolidated financial statements.

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING STATEMENTS

This financial contains certain "forward looking statements" which represent our expectations or beliefs, including, but not limited to, statements concerning industry performance and our operations, performance, financial, growth and strategies. For this purpose, any statements contained in these financial statements that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors which are noted herein, including but not limited to the potential impact of competition, changes in local or regional economic conditions, our ability to continue our growth strategy, dependence on management and key personnel, supervision and regulation issues and the ability to find financing on terms suitable to us. Additional factors which may impact our business, prospects, operating results and financial condition are described under the caption "Risk Factors" in our financial statements for the year ended December 31, 2005.

US Energy Biogas Corp.

USEB Operating Assets

Consolidated Financial Statements

For The Period Ended June 30, 2006

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2006
TABLE OF CONTENTS

PART I: Financial Information

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars

	June 30, 2006 (Unaudited)	December 31, 2005
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$1,355	$777
Restricted Cash and Marketable Securities	5,553	5,501
Accounts Receivable Trade	4,147	4,948
Installment Sale Partnership Interests and Interest Receivable, Current Portion	2,032	1,976
Other Current Assets	1,761	1,588
Total Current Assets, Net	14,848	14,790
Restricted Cash and Marketable Securities	26,924	26,429
Property, Plant and Equipment, Net	38,329	40,142
Construction in Progress	86	86
Installment Sale Partnership Interest, less Current Portion	20,916	21,588
Investments	926	909
Due from Affiliates	8,536	8,519
Debt Issuance Costs, Net of Accumulated Amortization	10,080	10,475
Goodwill,	22,212	22,212
Foreign Currency Hedge	1,476	1,860
Deferred Tax Asset	16,255	13,739
Other Assets	270	276
TOTAL ASSETS	$160,858	$161,025
LIABILITIES		
Current Liabilities:		
Current Portion of Long-Term Debt	$1,928	$1,879
Accounts Payable Trade and Accrued Expenses	3,372	3,870
Deferred Revenue	272	272
Total Current Liabilities	5,572	6,021
Long-Term Debt, less Current Portion	90,001	87,282
Deferred Revenue	16,098	16,224
Deferred Royalty	5,170	5,379
Illinois Subsidy Liability	34,659	31,678
Total Liabilities	151,500	146,583
Commitments and Contingencies	–	–
Minority Interest	(3,692)	(2,640)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands of U.S. dollars)

	June 30, 2006 (Unaudited)	December 31, 2005
EQUITY		
Common Stock	---	---
Additional Paid-In Capital	33,038	33,038
Accumulated Deficit	(21,763)	(18,274)
Other Comprehensive Income	1,775	2,317
Total Stockholders' Equity	13,050	17,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$160,858	$161,025

See notes to consolidated financial statements which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited)
(In thousands)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues				
Power Generation and Gas Sales	$ 4,360	$ 4,171	$ 8,848	$ 8,779
Fees and Royalties	195	140	388	324
Renewable Energy Credit Sales	93	91	193	197
Gain on Sale of Interests and Rights	84	101	127	201
Other Income	(41)	11	(39)	25
Total Revenues	4,691	4,514	9,517	9,526
Costs and expenses:				
Operating Expenses	2,111	2,168	4,923	4,308
General and Administrative Expenses	244	354	507	702
General and Administrative Expenses-Shareholders	---	---	—	140
Royalty	149	81	259	212
Total Costs and Expenses	2,504	2,603	5,689	5,362
Income From Operations	2,187	1,911	3,828	4,164
Interest Income	747	746	1,443	1,512
ICC Income (Expense)	173	261	667	249
Foreign Currency Transaction Income	(3,553)	1,307	(3,429)	1,652
Interest Expense	(2,778)	(2,705)	(5,569)	(5,418)
Depreciation and Amortization.	(1,213)	(1,096)	(2,424)	(2,190)
Income (Loss) Before Taxes	(4,437)	424	(5,484)	(31)
Income Tax Benefit (Expense)	1,817	(26)	2,321	86
Minority Interest Benefit (Expense)	205	(422)	(325)	(576)
NET INCOME/(LOSS)	$(2,415)	$(24)	$(3,488)	$(521)
OTHER COMPREHENSIVE INCOME (LOSS):				
Net Income	$(2,415)	$(24)	$(3,488)	$(521)
Other Comprehensive Income (Loss)	(921)	19	(543)	(471)
Total Comprehensive Income/Loss	$(3,336)	$(5)	$(4,031)	$(992)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	SIX MONTHS ENDED June 30, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$(3,488)	$(521)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating activities:		
Depreciation and Amortization	2,424	2,191
Illinois Subsidy Interest	1,290	1,062
Minority Interest	(1,052)	(1,117)
Foreign Currency Transactions	3,275	(1,771)
Deferred Taxes	(2,516)	(532)
Deferred Royalty	(209)	(133)
Changes in:		
Accounts Receivable, Trade	801	32
Foreign Currency Hedge	300	763
Prepaid Expense	(173)	(278)
Accounts Payable and Accrued Expenses	(499)	(631)
Net Cash Flows Provided by (Used in) Operating Activities	153	(935)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Restricted Cash – Long Term Asset	(768)	(1,071)
Notes Receivable	616	1,517
Investments	(16)	(385)
Acquisition of Equipment and Leasehold Improvements	(211)	(445)
Net Cash (Used in) Provided by Investing Activities	(379)	(384)

See notes to consolidated financial statements
which are an integral part of the financial statements.

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
STATEMENTS OF CASH FLOWS (continued)
(Unaudited)
(in thousands)

	SIX MONTHS ENDED June 30, 2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of Long-Term Debt	(745)	(668)
Deferred Revenues	(126)	(202)
Illinois Subsidy Liability	1,691	2,022
Due From Affiliates	(16)	317
Net Cash (Used in) Provided by Financing Activities	804	1,469
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	579	150
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	777	1,213
CASH AND CASH EQUIVALENTS – END OF PERIOD	$1,356	$1,363

US ENERGY BIOGAS CORP.
USEB OPERATING ASSETS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

NOTE A – BASIS OF PRESENTATION

These financial statements are the financial statements of the USEB Operating Assets ("USEB"). Per the Amendment to Note Purchase Agreement dated as of April 8, 2004 between US Energy Biogas Corp. and certain subsidiaries (the Issuer) and Countryside Canada Power Inc., USEB is required to compile financial statements for the USEB Operating Assets which is defined in the agreement as follows:

"the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP but do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included.

Certain reclassifications have been made to prior years to conform to the current year's presentation.

NOTE B – BASIS OF REPORTING

The consolidated financial statements of USEB Operating Assets include the accounts of USEB and its wholly owned and majority-owned subsidiaries exclusive of the excluded entities discussed in Note A. *Investments in partnerships*, in which our ownership does not exceed 1%, are unconsolidated and carried at cost. All inter-company accounts and transactions have been eliminated in the consolidation.

NOTE C – REVENUE RECOGNITION

Revenues are recognized upon delivery of energy of service. The energy rates collected fluctuate with rates approved for use by utilities and municipalities local to the respective projects. These rates may be estimates that are reconciled annually. Any difference between the estimated rate and the actual rate may apply to a previous period based on the effective date of the power purchase agreement. The adjustment, if any, is booked in the period it is determined. Revenue related to the Illinois subsidy received by certain projects is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized as interest expense over the intervening period until payment begins.

NOTE D – FOREIGN CURRENCY

The functional currency for our foreign debt is the local currency. The local currency is Canadian Dollars. For this foreign debt, we translate assets and liabilities at the end-of-period exchange rates. We report translation adjustments on inter-company foreign currency transactions of a long-term nature in Other Comprehensive Income. Foreign currency transaction gains or losses are recognized in the period incurred and are included in Other Income (Loss) in the consolidated statement of operations.

NOTE E – INVESTMENTS IN DERIVATIVES

USEB holds derivative financial instruments for the sole purpose of hedging the risks relating to changes in foreign currency exchange rates, the variability of which impacts future earnings and cash flows. USEB documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of our foreign currency cash flow hedge derivatives are recorded each period in other comprehensive income.

NOTE F – RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangement with the Countryside Fund established various reserve accounts, which are also collateral for the financing. These accounts include the Illinois Subsidy Liability Account (the "Illinois Accounts"), a debt service reserve account and an improvement reserve account. The fund held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Account are to be utilized to retire the Illinois subsidy liability as it becomes due.

Restricted cash and marketable securities were as follows:

	June 30, 2006	December 31, 2005
Illinois Subsidy Liability Reserve Accounts	$26,924,000	$26,429,000
Improvement Revenue	3,426,000	3,367,000
Debt Service Reserve	2,097,000	2,104,000
Project Contract Reserve	30,000	30,0000
Totals	$32,477,000	$31,930,000

Included in the Illinois Accounts at June 30, 2006 is $24,924,000 that is managed by a professional investment manager under investment allocation parameters established by the Company. Of such sum, $15,950,000 is invested in equity fund accounts, $7,570,000 is invested in debt accounts, and $1,404,000 is held in cash or cash equivalent accounts. These investments, which are classified as available for sale, are carried at fair value, with unrealized gain and losses, net of any tax effects, reported in Stockholders Equity as Accumulated Other Comprehensive Income/(Loss). The original cost of the investment, which has been invested since July 2004, is $21,417,000.

OTE G – ILLINOIS RETAIL RATE PROGRAM

USEB has ten operating projects in Illinois, which are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than ten years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial operations.

This subsidy is accounted for reporting purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

USEB is required by the Countryside Fund to deposit funds into the Illinois Accounts for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash and marketable securities in non-current assets on the Company's balance sheet. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due.. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability (1)

Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxanna	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2008	February, 2008

(1) The estimated commencement of the repayment of the liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for their approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of the Company and USEB. The amount held in the Illinois Accounts as of June 30, 2006 was $26,924,000. The amount of the subsidy liability owed to Illinois as of June 30, 2006 was $60,108,000, before the unamortized discount. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

In the past, the annual reconciliation of estimated rates to the actual rates has resulted in both increases and decreases in retroactive revenue. USEB cannot predict whether any changes in future rates will result in increases or decreases in revenues from the Illinois projects. For the six months ended June 30, 2006, the Company received approximately 22% of its revenues from the subsidy paid under the Illinois Retail Rate Program.

From time to time during the past few years, including 2005 and 2006, proposed changes to or the elimination of the Illinois Retail Rate Program has been introduced in the Illinois legislature. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminated the benefits received by the Company under this program would have a material adverse effect on the Company.

NOTE H – TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related unconsolidated limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings for the six months ended June 30, 2006 and 2005 amount to $124,000 and $126,000, respectively.

USEB reimburses its shareholders for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements for the six months ended June 30, 2006 and 2005 were $53,000 and $189,000, respectively.

NOTE I – FOREIGN CURRENCY TRANSACTIONS

USEB's debt obligation to the Countryside Fund requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement, in an amount equal to the debt service payments,

xpires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to the Countryside and are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 – "Foreign Currency Translation" and SFAS No. 133 – "Accounting for Derivative Instruments and Hedge Activities", USEB has adjusted the unhedged outstanding principal on the debt owed to the Countryside Fund to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Income (Loss).

Following is a summary of the Foreign Currency Transaction account as of June 30, 2006 (the exchange rates are Canadian dollars per one US dollar and are stated whole dollars):

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3310	$1.3310
Currency Exchange Rate at December 31, 2005	$1.1660	$1.1660
Currency Exchange Rate as of March 31, 2006	$1.1676	$1.1676
Currency Exchange Rate as of June 30, 2006	$1.1201	$1.1201
Cumulative Translation Adjustments Beginning Of Reporting Period	$9,640,000	$9,764,000
Cumulative Translation Adjustments End Of Reporting Period	$13,193,000	$13,193,000
Aggregate Adjustment for the Current Reporting Period	$3,553,000	$3,429,000
Deferred Income Taxes Allocated To Adjustment in the Reporting Period	$1,375,000	$1,328,000

NOTE J – OTHER COMPREHENSIVE INCOME/(LOSS)

Other Comprehensive Income (Loss) for the three and six months ended June 30, 2006 and 2005 is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Unrealized gains and (losses) on investments available for sale	$ (807,000)	$249,000	$ (220,000)	$ (163,000)
Foreign currency exchange rates (see Note I)	(114,000)	(230,000)	(323,000)	(308,000)
Total	$ (921,000)	$19,000	$ (543,000)	$ (471,000)

NOTE K – DEFERRED INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109 – "Accounting for Income Taxes" ("FAS 109"), the Company evaluates the likelihood of the near term future realization of the value of the net deferred tax assets. Such an evaluation includes an analysis of the anticipated near term generation of taxable income and the implementation of tax planning strategies. Potential future taxable income from projects yet to be acquired or developed is not included in the evaluation. There was no adjustment to the valuation allowance during the six months ended June 30, 2006 or 2005.

As of December 31, 2005, USEB has approximately $42,000,000 of Net Operating Losses being carried forward, expiring between 2006 and 2024.

NOTE L — DEBT

On April 8, 2004, the Countryside Fund, an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada acquired the outstanding balance of existing USEB loans from John Hancock Life Insurance Companies, ABB Energy Capital and AJG, a shareholder of the Company.

Immediately following the acquisition of the loans, the Countryside Fund and USEB amended the existing loan agreements to .nominate the loans in Canadian currency, to provide an additional loan amount of $23,843,000 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100,000. In connection with the amendment of the loans, USEB paid related costs of $16,994,000. The amendment established several reserve accounts including a $4,000,000 improvement reserve with funds to be utilized to expand USEB and a $2,000,000 debt service reserve. In addition, $8,200,000 of loan proceeds was deposited into the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to the Countryside Fund by USEB was CAD$107,000,000 which was equal to US$81,431,000 based upon the currency exchange rate of CAN$1.314 per US dollar at the date of closing. The loan is secured by USEB assets and bears interest at a rate of 11% per annum. As of June 30, 2006, the amount of the debt outstanding was $91,929,000.

The loan agreement with the Countryside Fund requires USEB to deposit $250,000 per calendar quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84,000 of additional deposits into the debt reserve fund during 2005 and 2004. Until an amount is deposited in the reserve equal to $250,000 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity. As of June 30, 2006, the deferred deposits into the debt service reserve account totaled $2,190,000.

Due to the requirement in the amended loan documents that payments be made to the Countryside Fund in Canadian dollars, USEB has entered into a hedge agreement with a financial institution fixing the Canadian dollar to US dollar exchange rate at $1.331 through March 31, 2007. According to the terms of the loan agreement with the Countryside Fund, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

The loan balance as of June 30, 2005 was $91,929,000. This amount has been adjusted for principal payments made and for the effects of changes in the currency exchange rate. A summary of the adjustments to the original loan amount follows:

	2006	2005	2004
Outstanding Principal Beginning of Period	$89,161,000	$87,814,000	$81,357,000
Payment of Principal	(745,000)	(1,373,000)	(836,000)
Adjustment Due to Foreign Currency Exchange Rates	3,513,000	2,720,000	7,293,000
Outstanding Principal End of Period	$ 91,929,000	$ 89,161,000	$ 87,814,000

The notes payable to the Countryside Fund are senior secured notes using USEB assets as collateral. The terms require that USEB maintain a minimum fixed charge coverage ratio, as defined in the loan agreements of 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The fixed charge coverage ratio is calculated based upon operating results for the preceding four fiscal quarters. Failure to maintain the minimum fixed charge coverage ratio is a default under the terms of the loan agreement. The fixed charge coverage ratio for the four fiscal quarters ended June 30, 2006 was 1.28 to 1.

TEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF)PERATIONS

The following discussion and analysis of financial condition and results of operations is as of the close of the reporting period, June 30, 2006.

ESULTS OF OPERATIONS

COMPARATIVE FINANCIAL STATEMENTS

The net loss of $2,415,000 for the three months ended June 30, 2006, was an increase of $2,391,000 from the $24,000 loss for the three months ended June 30, 2005. The increase in the loss is primarily the result of changes in the expense or income related to foreign currency translation associated with USEB's Countryside debt. For the three months ended June 30, 2006, foreign currency translation resulted in an expense of $3,553,000 while for the three months ended June 30, 2005, foreign currency translation resulted in income of $1,307,000. The total change between the comparative periods related to foreign currency translation was $4,860,000 or $3,013,000 after adjusting for taxes.

The net gain for the three months ended June 30, 2006, exclusive of the net effect of foreign currency translation, was $212,000 compared with a net loss of $834,000 for the three months ended June 30, 2005.

The net loss of $3,488,000 for the six months ended June 30, 2006, represents an increase of $2,967,000 from the $521,000 net loss for the six months ended June 30, 2005. The increase in the loss is primarily the result of changes in the expense or income related to foreign currency translation associated with USEB's Countryside debt. For the six months ended June 30, 2006, foreign currency translation resulted in an expense of $3,429,000 while for the six months ended June 30, 2005, foreign currency translation resulted in income of $1,652,000. The total change between the comparative periods related to foreign currency translation was $5,081,000 or $3,150,000 after adjusting for taxes.

The net loss for the six months ended June 30, 2006, exclusive of the net effect of foreign currency translation, was $1,362,000 compared with $1,545,000 for the six months ended June 30, 2005, a decrease of $691,000 or 40%.

Revenues for the three and six months ended June 30, 2006 were $4,691,000 and $9,517,000, respectively, compared with $4,514,000 and $9,526,000 for the corresponding 2005 periods, representing an increase of $177,000, or 4%, for the three month period and a decrease of $9,000, or 1% for the six month period. For the three months ended June 30, 2006, the increase of $177,000 was primarily due to a $124,000 increase in the volume of landfill gas sold for utilization as boiler fuel and a $346,000 increase due to an increase in the average rate per kilowatt hour ("kwh") sold, offset by a $155,000 decrease due to a reduction in kwh output sold and a $60,000 decrease in other miscellaneous income. For the six months ended June 30, 2006, the $9,000 decrease was primarily due to a decrease in gains associated with the installment sale notes offset by increases in revenues related to gas sales and kwh production.

Total operating expenses for the three and six months ended June 30, 2006 were $2,111,000 and $4,923,000, respectively, representing a decrease of $57,000 from the $2,168,000 reported for the corresponding three month period in 2005 and an increase of $615,000 from the $4,308,000 reported for the corresponding six month period in 2005. The increase for the six month period is due to $189,000 of increases in scheduled non-capitalized maintenance expenses for USEB's generation equipment, increases of $194,000 for third party operating and maintenance costs due to rate increases and a $64,000 increases in production rental payments due to increases in associated sales volumes..

General and administrative expenses were $244,000 and $507,000 for the three and six months ended June 30, 2006, respectively, resulting in a decrease of 4110,000 or 45% and $195,000 or 39% from the $354,000 and $702,000 for the corresponding 2005 periods.

Depreciation and amortization expenses were $1,213,000 and $2,424,000 for the three and six months ended June 30, 2006 compared with $1,096,000 and $2,190,000 for the corresponding 2005 periods representing an increase of $117,000 and $234,000 or 10% for each period. The increase is related to depreciation associated with capital improvements on the USEB assets completed in 2005.

Interest income was $747,000 and $1,443,000 for the three and six months ended June 30, 2006 compared with $746,000 and $1,512,000 reported for the corresponding 2005 periods. The components of the net increases are as follows:

	Three Months Ended	Six Months Ended

	June 30		June 30	
	2006	2005	2006	2005
Notes Receivable -	$ 635,000	$ 746,000	$ 1,267,000	$ 1,374,000
Investments	112,000	*64,000*	176,000	138,000
Total:	$ 747,000	$ 746,000	$ 1,443,000	$ 1,512,000

The decrease in interest income related to the Installment Sale Notes Receivable for the three month period is the result of the continuing reduction in outstanding principal on the notes. The reduction in outstanding principal is the result of the continuing amortization of the principal amounts due to note payments.

Interest expense was $2,779,000 and $5,569,000 for the three and six months ended June 30, 2006, representing an increase *of $74,000 and $151,000, or 3% for both periods*, from the $2,705,000 and $5,418,000 reported for the corresponding 2005 periods. Interest expense is comprised of interest paid by USEB on the Countryside debt and the amortization of the discount associated with the accounting treatment of the Illinois subsidy (see note J to the condensed consolidated financial statements). The interest expense associated with the Illinois subsidy does not have any effect on the Company's cash flows. A comparison of the components of interest expense follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
CPIF Interest	$ 2,134,000	$ 2,175,000	$ 4,279,000	$ 4,358,000
Illinois Subsidy Amortization	645,000	530,000	1,290,000	1,060,000
Total:	$ 2,779,000	$ 2,705,000	$ 5,569,000	$ 5,418,000

Foreign Currency Transaction Expense for the three and six months ended June 30, 2006 was $3,553,000 and $3,429,000 respectively, compared with Foreign Currency Transaction Income for the three and six months ended June 30, 2005 of $1,307,000 and $1,652,000, respectively. These amounts represent the adjustments, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to the Countryside Fund to reflect the change in the currency exchange rate from the start of the reporting periods to the end of the reporting periods. The Canadian dollar to US dollar exchange rate decreased to $1.1201 as of June 30, 2006 from $1.1676 as of March 31, 2006 and from $1.1660 as of December 31, 2005. See Note I to the Condensed Consolidated Financial Statements. The Canadian dollar to US dollar exchange rate was $1.2287 as of June 30, 2005, $1.2096 as of March 31, 2005 and $1.2047 as of December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, unrestricted cash totaled $1,355,000 compared with $777,000 of unrestricted cash at December 31, 2005.

The financing arrangements between the Countryside Fund and the USEB projects require these projects maintain various restricted cash accounts, which, at June 30, 2006, amounted to $32,447,000 including $26,924,000 classified as a long term asset. These funds are presented as a long term asset as they are being reserved to retire the long term Illinois Subsidy Liabilities as they become due. These arrangements limit the ability of USEB and its subsidiaries to distribute funds to the Company or to make improvements or expand certain projects unless specified conditions are satisfied. See Note F to the Consolidated Financial Statements.

During the six months ended June 20, 2006, cash provided by operations was $153,000, an increase from the $935,000 used by operating activities for the six months ended June 30, 2005. The increase was primarily due to an increase in collections related to accounts receivable and a decrease in the prepaid expenses.

Cash used in investing activities decreased to $379,000 for the six months ended June 30, 2006, from $384,000 for the six months ended June 30, 2005, a decrease of $5,000. This decrease was primarily the result of a decrease in principal payments

ceived on the installment notes offset by a decrease in the funds transferred into the restricted cash accounts.

Cash provided by financing activities decreased to $804,000 for the six months ended June 20, 2006, a decrease of $665,000 from the $1,469,000 provided by financing activities for the six months ended June 30, 2005. The decrease is primarily due a decrease in the subsidy received by USEB's Illinois projects under the Illinois Retail Rate Program.

USEB's financing arrangements with the Countryside Fund limit the ability of USEB and its subsidiaries to distribute funds to the Company or to make improvements or expand certain projects unless specified conditions are satisfied.

Subject to the impact of the possible expiration of certain tax credits and the effect of foreign currency exchange rates on USEB's debt service payment, as described below, on our results of operations and financial condition, we believe that we have sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all debt service payment obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months. The following two items could affect cash balances and cash flows in the future.

Installment Sale Note Proceeds/Internal Revenue Code Section 29

The Internal Revenue Code Section 29 tax credits expire on December 31, 2007. In addition, the Code has a phase-out provision that is triggered when the "Market Wellhead Price" of domestic crude oil reaches certain "Phase-out Prices" as determined by the IRS. If Market Wellhead Prices exceed Phase-out Prices, the value of the Section 29 tax credit would be reduced or eliminated. Since the IRS will not publish the Phase-out Prices for calendar year 2006 until April 2007, it is unknown whether "Phase-out Prices" will be in effect during the 2006 fiscal year. Based upon the average price of domestic crude oil for the six months ended June 30, 2006, it is anticipated that the value of the Section 29 tax credits would be reduced due to these Phase-out provisions. Should the average price of domestic crude oil for the year ending December 31, 2006 equal or exceed the six month average, payments on certain Installment Sale Notes could be reduced or eliminated and certain payments received on the notes during 2006 may have be eturned which could effect USEB's cash flows.

Foreign Currency Exchange Rates/Debt service payments

Pursuant to the terms of the financing arrangements with the Countryside Fund, USEB is required to make debt service payments to the Countryside Fund in Canadian dollars. As the result of changes in foreign currency rates, USEB has incurred foreign currency transaction expenses of $3,429,000 in 2006, $2,775,000 in 2005 and $6,989,000 in 2004.

USEB has entered into a hedge agreement expiring March 2007 with financial institutions fixing the Canadian dollar to the US dollar exchange rate at $1.331 Canadian dollar per US dollar through the expiration date. Beginning April 1, 2007, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. Had USEB not been hedged from the effects of changes in the foreign currency exchange rates, debt service payments for 2006 and 2005 would have been significantly higher. Based upon the foreign currency exchange rates as of June 30, 2006, USEB's debt service payments beginning in April 2007 would be approximately $157,000 per month higher.

The decline in the US dollar compared with the Canadian dollar will have a significant negative effect on USEB's cash flows upon the expiration of the hedge and may hinder USEB's ability to continue to meet debt service payment requirements.

OFF BALANCE SHEET ARRANGEMENTS

As of June 30, 2006, the Company did not have any significant off-balance-sheet arrangements as defined in Item 303(a) (4) (ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Estimates by their

ture are based on judgments and available information. Estimates are made based on historical factors, current circumstances and the experience and judgment of management. Assumptions and estimates are evaluated on an ongoing basis and the Company may employ outside experts to assist in evaluations. Therefore, actual results could materially differ from those estimates under different assumptions and conditions. Management believes the following critical accounting estimates are more significantly affected by judgment and estimates used in the preparation of the Company's consolidated financial statements: the valuation of goodwill, the determination of revenue from Biogas projects participating in the Illinois Retail Rate program and the valuation of deferred tax assets.

The Company used estimates in the valuation of the Goodwill Asset. Actual future operating results that deviate from the estimates would have an effect on the future valuation of the Goodwill Asset.

Rates currently paid to projects participating in the Illinois Retail Rate program utilize estimated rates which are reconciled annually, by the utility purchasing the electricity, on the anniversary date of the projects' commercial operations date. Variations in actual rates to the estimated rates would have an effect on the Company's financial results and cash flows. The Company is unable to predict changes in rates as they are dictated by the actions of the local utilities and municipalities of the respective projects.

The Company uses estimates in the determination of the likelihood of the ability to use Net Operating Losses ("NOL's"). Actual future operating results that deviate from the estimates would have an effect on the Company's ability to use NOL's, the valuation of the deferred tax asset and the Company's future taxability on both an accrual and cash basis.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Supplementary Financial Information

Dollars in thousands

	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005
Revenues	$4,691	$4,826	$5,294	$4,910
Operating Income	2,187	1,640	2,331	2,474
Foreign Currency Translation	(3,553)	124	(389)	(4,038)
Net Loss	(2,415)	(1,074)	(432)	(2,580)

Dollars in thousands

	Three Months Ended June 30, 2005	Three Months Ended March 31, 2006	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004
Revenues	$4,482	$5,010	$4,580	$8,362
Operating Income	1,880	2,252	1,245	5,749
Foreign Currency Translation	1,307	345	(3,791)	(4,346)
Net Loss	(42)	(498)	(3,539)	(486)

Non-Recurring Item:

1. During the three months ended September 30, 2004, the Company's financial results include a $2,729,000 gain related to USEB's acquisition of a subordinated note below the note's face value thereof. See Note J to the consolidated financial statements.

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING STATEMENTS

This financial contains certain "forward looking statements" which represent our expectations or beliefs, including, but not limited to, statements concerning industry performance and our operations, performance, financial, growth and strategies. For this purpose, any statements contained in these financial statements that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate",

ntend", "could", "estimate", or "continue" or the negative or other variations thereof or comparable terminology are intended to ..entify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are oeyond our control, and actual results may differ materially depending on a variety of important factors which are noted herein, including but not limited to the potential impact of competition, changes in local or regional economic conditions, our ability to continue our growth strategy, dependence on management and key personnel, supervision and, regulation issues and the ability to find financing on terms suitable to us. Additional factors which may impact our business, prospects, operating results and financial condition are described under the caption "Risk Factors" in our financial statements for the year ended December 31, 2005.

RECEIVED
2005 NOV 15 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part II:

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements contained in this report.

USEB has substantial indebtedness and related interest expense and in connection with their existing indebtedness we have agreed to significant restrictions upon their operations, including their ability to use their cash.

We have substantial debt that has been incurred to finance the acquisition and development of energy facilities. As of December 31, 2005, our total consolidated long term debt was $89,161,000. Our interest expense in 2005 was $10,800,000. The terms of this debt require USEB to deposit $250,000 per calendar quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at certain levels. We were only required to make $84,000 of additional deposits into the debt service reserve during 2004 and none during 2005. Until an amount is deposited into the reserve equal to $250,000 per quarter since the April 8, 2004 closing, we are precluded from making dividend or royalty payments or from expending funds to expand its production capacity. At December 31, 2005, the total deferred debt service reserve funding obligation was $1,669,000. Whether we will be able to meet its debt service obligations will depend primarily upon the performance of its energy projects.

We have rate risk within the Illinois Retail Rate Program.

Rates paid to our projects participating in the Illinois Retail Rate Program are adjusted annually in arrears. These rate adjustments are based upon the rate the municipality local to the project pays for their electricity. During 2005 and 2004, these projects experienced rate reductions of 3.2% and 8.9%, respectively, in the average rates received under this program and rate reductions of 14% and 30% in three Illinois projects whose electricity production is sold to one customer that accounted for more then 35% or our revenues in 2004 and 2005. Projects participating in this program accounted for 57% and 59% of our revenues in 2005 and 2004, respectively. We cannot predict whether any other rate changes are likely or whether such changes will result in an increase or a decrease in the rate paid. Any additional rate decreases will have a negative effect on our operating results and cash flow.

We depend on our electricity and landfill gas customers.

Our energy facilities rely on sales agreements with customers for a substantial portion of their revenues. Any material failure by any customer to fulfill its obligations under an energy sales agreement could have a negative effect on the cash flow available to us and on our results of operations. Commonwealth Edison accounted for 39% and 42% of our revenues in 2005 and 2004, respectively. Our business of owning, operating power plants and district energy systems involve considerable risk.

Our equipment may breakdown and we rely on third parties to operate certain projects.

The operation of energy generation facilities involves many risks, including the breakdown or failure of power generation, heating and cooling, equipment, transmission lines, pipes or other equipment or processes and performance below expected levels of output or efficiency. Although the facilities in which we are or will be involved contain some redundancies and back-up mechanisms, no assurances can be made that those redundancies or back-up mechanisms would allow the affected facility to perform under applicable power purchase and energy sale agreements. Two third party operators operate ten projects in Illinois. As a result, we will be dependent on these third party operators for the successful operation of these projects. To the extent that these parties do not fulfill their obligations, operations at these projects could be adversely affected.

A significant source of our revenues are generated from special tax credits provided for the sale of landfill gas to third parties and these credits expire on December 31, 2007 or may be phased out sooner.

We benefit from Section 29 of the Internal Revenue Code. Section 29 provides that owners of biogas facilities that collect and sell biogas as a fuel are permitted to reduce their annual federal income tax liability with a tax credit based upon the volume of the

biogas sold to unrelated third parties. We sold interests in the Gascos producing these tax credits to financial investors and such sales have provided us with additional revenue. Part of the purchase price is contingent on gas production. If gas production were to fall, our revenues may decline.

The tax credit is available for biogas produced at projects that had existing gas collection facilities that were placed in service before July 1, 1998. The tax credits are available for qualifying projects until December 31, 2007, except that projects which were in operation prior to 1993 qualified for the tax credits only through 2002. Upon the expiration of the Section 29 tax credits on December 31, 2007, USEB's revenues may be reduced. Revenues related to the Section 29 tax credits were $926,000, $1,212,000 and $1,060,000 for 2005, 2004 and 2003, respectively.

Neither USEB, any of the Gascos, nor any Gasco partner has received a ruling from the IRS confirming that the biogas facilities of the Gascos meet the requirements of Section 29, that the sales of interests in the Gascos were structured in a way that would entitle the buyers to Section 29 credits, or that sales of methane from the Gascos to the Gencos or Transcos generate Section 29 credits. While a ruling is not required, as is the case with any Section 29 transaction in which a ruling is not obtained, the IRS may challenge the availability of Section 29 credits to any of the Gascos or to other partners. We have agreed to indemnify the financial investors that have purchased interests in the Gascos for certain losses suffered by such investors in the event that the Section 29 tax credits are denied in certain circumstances.

Under the Internal Revenue Service Code Section 29, the amount of the tax credit generated from non conventional fuel sources, such as landfill gas, shall be reduced or eliminated should the reference price of an equivalent barrel of energy ("EBE") utilized to establish the value of the credit reach certain levels. Should the EBE reference price exceed the specified levels, the resultant decline in the tax credit value generated by the sale of landfill gas will reduce the amount of proceeds received related to the tax credits.

We have legislative risk pertaining to the continuation of the Illinois Retail Rate Program.

Ten of the Illinois projects operate under the Illinois Retail Rate program. Under the program, the Illinois Commerce Commission mandates that the local utility purchase power from our projects at above market rates. The utility is reimbursed by Illinois for any payments made to our projects above market rates or avoided costs. During 2004, 2005 and again in 2006, the Governor and/or Lieutenant Governor of Illinois and members of the Illinois legislature have proposed changes to or the elimination of the Illinois Retail Rate Program and have introduced legislation to such effect. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by us under this program would have a material adverse effect on USEB.. Gross revenues received under the Illinois Retail Rate Program constituted 57% of our revenues for 2005. Revenues directly related to the receipt of the rate subsidy under the Program constituted 21% of our revenues for 2005.

Environmental Health and Safety Risks

Our projects are regulated by numerous and significant laws, including statutes, regulations, by-laws, guidelines, policies, directives and other requirements governing or relating to, among other things: air emissions, discharges into water, the storage, handling, use, transportation and distribution of dangerous goods and hazardous and residual materials, such as chemicals; the prevention of releases of contaminants, pollutants or hazardous materials into the environment; the presence, remediation and monitoring of contaminants, pollutants or hazardous materials in soil and water, including surface or groundwater, both on and off site; land use and zoning matters; and workers health and safety matters. As such, the operation of the projects and systems carry an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the projects and systems being involved from time to time in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on our business, financial condition and results of operations.

Our projects have obtained environmental permits that are required for their operation. Although we believe that the operations of the facilities are currently in material compliance with applicable environmental laws, including permits required for the operation of the projects and systems and although there are environmental monitoring and reporting systems in place with respect to all the projects and systems, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the projects

and systems to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions and delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Resource Availability and Constancy

Our projects rely on the extraction of biogas from public and privately-owned landfill sites. The decomposition of waste generates gas that is comprised of methane, carbon dioxide, and other gaseous material. Landfills typically can generate biogas for more than 30 years. Landfills generally produce biogas in increasing volumes during their initial years of operation and for several years after they are closed. Then the biogas volume gradually declines over ensuing years. Therefore each project is likely to produce less revenue after the first years following the landfill closing and may over time become unprofitable as the volume of biogas continues to decline. Thus in many cases it is not profitable to maintain projects more than a certain number of years following the closing of the related landfill. The quantity of available biogas is determined by numerous factors including, without limitation, filling pattern of the landfill, the composition of the waste, compaction, moisture content, time and climatic conditions. These factors are beyond the control of USEB. Further, they constitute future events that cannot be predicted with certainty. In the event that the amount of biogas produced by a landfill is less than expected, the methane component of the gas is less than expected or the duration of biogas emission is shorter than expected, the direct sale of biogas or the production of electricity and/or the amount of revenue received from the sale of Section 29 tax credits may be adversely affected in a material manner.

Generally with respect to each Project: (i) the Gasco's right to extract biogas from the landfill is subject to a long-term gas rights agreement with the landfill owner; (ii) the Genco or Transco's right to purchase biogas from the Gasco is subject to a long-term gas purchase agreement with the Gasco; and (iii) the Genco or Transco's right to occupy the landfill is subject to a long-term lease with the landfill owner. In certain cases, based on the occurrence of certain events, including an event of default by the Gasco, Genco or Transco the contract counterparty may terminate the applicable agreement or lease prior to the expiry of its term. While we believe that all Gascos, Gencos and Transco's are in material compliance with all of their respective agreements or leases, if one of the foregoing agreements or leases was terminated prematurely, for any reason, the relevant Project would be affected in a material adverse manner.

QSWEF Status

All of our Illinois-based projects qualify as Qualified Solid Waster to Energy Facilities ("QSWEFs") and therefore benefit from the Rate Incentive Program. The Rate Incentive Program permits such QSWEFs to sell electricity that they generate to public utilities in whose service areas the QSWEFs are located at a rate that during the period of the Rate Incentive Program (a) is equal to the average amount per kwh paid by the local governmental entities for electricity (with certain exceptions) in such QSWEFs' respective jurisdictions and (b) typically exceeds the public utilities' respective Avoided Costs. Eligibility for the Rate Incentive Program is based on compliance with the requirements contained in the Illinois Public Utility Act, regulations promulgated by the Illinois Commerce Commission ("ICC Regulations") and the ICC Orders issued by the ICC respecting QSWEFs. A QSWEF would lose all or some of the benefits provided by the Rate Incentive Program if it were found to be in non-compliance with these requirements. Similarly, a QSWEF may lose all or some of such benefits in the event of modifications to the Illinois Public Utility Act, the ICC Regulations, the ICC Orders or ICC policies or repeal of the Illinois Public Utility Act. In such event, the revenues and profits from the affected QSWEFs may be materially adversely impacted.

The rate incentive received by each QSWEF, which must be reimbursed to Illinois, represents the excess of the Gross Contract Rate received by such QSWEF from the public utility less the public utility's Avoided Cost. Therefore, the QSWEF's rate incentive and corresponding reimbursement obligation will depend, among other things, on the level of such Avoided Cost, which is beyond the control of the QSWEF.

Loss of QSWEF status could trigger defaults under covenants to maintain QSWEF status in various purchase and loan agreements (including the loans agreements with Countryside Fund) and result in termination, penalties or acceleration of indebtedness under such agreements plus interest.

Illinois Subsidy Liability Repayment

The ICC has broad powers to enforce and interpret the provisions of the Illinois Public Utility Act, ICC Regulations and ICC Orders. In the future, the ICC may promulgate new regulations and establish new policies or modify existing regulations and policies. Such actions may have a materially adverse impact on some or all of the Illinois-based projects. The ICC has enforcement authority to direct each owner of an Illinois-based project to satisfy its subsidy liability repayment obligations, which authority may extend to, among other matters, the legal entity that is to hold the Illinois Accounts, the amount of funds to be deposited annually in the Illinois Accounts and the kinds of investments in which such funds are or may be invested. Although the ICC has considered imposing and has imposed such requirements in the past as a condition to its approval of certain proposed transactions, it cannot be predicted with certainty whether and under what similar or different circumstances the ICC may attempt to impose any of such requirements in the future. However, provided the QSWEFs (a) remain in compliance in good faith with the current Illinois Public Utilities Act, ICC Regulations and ICC Orders, (b) make timely deposits to their Illinois Accounts that, together with earnings thereon from a reasonable and balanced investment portfolio, are reasonably sufficient to meet the QSWEFs' reimbursement obligations to the Illinois, and (c) do not seek approval from the ICC for any transactions that require ICC approval or modify existing ICC Orders, the we have no reason to believe that the ICC will take any such actions respecting the QSWEFs in a manner materially adverse to them.

Under the Illinois Retail Rate Program, each QSWEF must begin to repay the subsidy it has received to Illinois beginning no later that the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date its facility commenced commercial operation, with such repayment to be completed no later than the earlier of 20 years after such date of commencement of commercial operation or the end of its facility's actual useful life. In order to meet this obligation, each QSWEF has established an Illinois Account in which it has deposited and is required to deposit a portion of the subsidy as it is received with the expectation that such deposits, when invested prudently in a balanced portfolio managed by professional advisors, will over time generate sufficient earnings to permit such QSWEF to meet its reimbursement obligations to Illinois as and when they come due. However, in the event the ICC exercised its enforcement authority in a manner that resulted in a lower return than expected or the investments in the Illinois accounts otherwise do not generate the expected earnings, a QSWEF may not have sufficient funds to meet its obligations to reimburse the Illinois when such obligations come due with potential naterial adverse consequences to the affected QSWEF.

Our results may be impacted by foreign currency exchange rates.

Pursuant to the terms of the financing arrangements with the Countryside Fund, we are required to make debt service payments to the Countryside Fund in Canadian dollars. As the result of changes in foreign currency rates, we have incurred foreign currency transaction expenses of $2,775,000 in 2005 and $6,988,000 in 2004.

WE have entered into a hedge agreement expiring March 2007 with financial institutions fixing the Canadian dollar to the US dollar exchange rate at $1.331 Canadian dollar per US dollar through the expiration date. Beginning April 1, 2007, we are required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. We will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement. Had we not been hedged from the effects of changes in the foreign currency exchange rates, debt service payments for 2005 would have been significantly higher.

The energy business is very competitive and increased competition could adversely affect us.

In addition to competition from electric utilities in the markets where our projects are located, we also face competition from companies currently involved in the cogeneration and independent power market throughout the United States. Some of these companies are larger and better financed than we are.

While a majority of the off-takers of our projects are contractually obligated to purchase electricity under long-term power PPAs, the projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, we will be required to either negotiate new PPAs or sell into the wholesale market for electricity, in which case the prices for electricity will depend on market conditions at the time. Similarly, when the Illinois projects are no longer eligible to receive incentives under the Rate Incentive Program, it is expected that the projects will seek to negotiate new ontracts in the Green Power Market based on rates prevailing in the Green Power Market at the time. Further, the Gross Contract Rate which the Illinois-based Biogas Projects receive is equal to the average amount per kwh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change.

Although we have insurance it may not cover every potential risk associated with our operations.

Although we maintain insurance of various types to cover many of the risks that apply to our operations, including $1,000,000 of general liability insurance, a $20,000,000 umbrella policy, as well as separate insurance for each project, our insurance will not cover every potential risk associated with our operations. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations is as of the close of the reporting period, December 31, 2005.

RESULTS OF OPERATIONS

With the closing of the Countryside transaction on April 8, 2004, USEB began, as required under the amended loan agreements, to report the financial results of the USEB Operating Assets. USEB Operating Assets are defined in the Amendment to Note Purchase Agreement dated as of April 8, 2004 as "the assets, liabilities and capitalization of the Issuer and its Subsidiaries, excluding the equity, assets and liabilities of Brown County Energy Associates LLC, Garland Energy Development LLC, Hoffman Road Associates LLC, Oyster Bay Energy Partners LP, Zapco Development Corp. and ZFC Equipment Corp. and certain restructuring expenses of the Issuer unrelated to the continuing operating projects of the Issuer and its Subsidiaries."

The net loss for the twelve months ended December 31, 2005 was $3,552,000. The net loss for the nine months ended December 31, 2004 was $15,594,000 and included a number of non-recurring items including a one time gain from the sale of the ownership interest in certain partnerships, $2,000,000, a one time gain from the acquisition of subordinated debt at a discount to its face value, $2,729,000 and the write off of certain development costs associated with the refinancing of USEB debt in the Countryside transaction, $13,488,000. Excluding these non-recurring items, the net loss for the nine months ended December 31, 2004 would have been $6,835,000.

A summary of the principal components of the Net Loss follows:

(Dollars in thousands)

	Twelve Months Ended December 31, 2005	Nine Months Ended December 31, 2004
Revenues	$19,698	$14,500
Non-Recurring Revenues	---	4,729
Development Costs Written Off	---	(13,488)
Net Loss	(3,552)	(15,594)
Total Assets	157,5962	157,654
Total Liabilities	146,734	140,138

Excluding non-recurring items during the 2004 period, the net loss decreased to $3,552,000 for the twelve months ended December 31, 2005 from $6,835,000 for the nine months ended December 31, 2004. The decrease was primarily due to a decrease in Foreign Currency Translation expenses offset by an increase in interest expense and depreciation expense. The increase in interest expense and depreciation expense during the 2005 period is the result of the inclusion of twelve months of expense for the 2005 period compared to nine months for the 2004 period.

Revenues for the twelve months ended December 31, 2005 were $19,698,000. Revenues for the nine months ended December 31, 2004 were $19,229,000 and included $4,729,000 on non-recurring items discussed above. Excluding the non-recurring items, revenues for the 2004 period would have been $14,500,000.

As discussed in Note D to the financial statements, rates paid under the Illinois retail rate program are trued up annually to the actual rates paid for electricity by the local municipality. The latest annual rate true-ups are summarized below:

Project	Rate at 12/31/2005	Rate at 12/31/2004	Net Change	% Change	Adjustment Month
Countryside	$0.0794	$0.0812	$(0018)	(0.2)%	March
Dolton	$0.0710	$0.0702	$0.0008	1.1%	June
Dixon Lee	$0.0369	$0.0647	$(0.0278)	(43.0)%	August
Morris	$0.0660	$0.0647	$0.0013	2.5%	January
Roxanna	$0.0677	$0.0677	$0.0000	0.0%)	November
Upper Rock	$0.0641	$0.0599	$0.0043	7.1%	April
122nd Street	$0.0397	$0.0427	$0.0030	7.5%	July
Brickyard	$0.0783	$0.0783	$0.0000	0%	September
Streator	$0.0886	$0.0895	$(0.0009)	(1.0)%	January
Willow Ranch	$0.0856	$0.0871	$(0.0015)	(1.7)%	January

The net result of these changes is to reduce the average net effective rate received under the Retail Rate program to $0.050/kwh for the twelve months ended December 31, 2005 from to $0.054/kwh for the 2004 period. The net effective rate is equal to the gross rate received under the program less amounts funded into the Illinois reserve accounts.

Total operating expenses for the twelve months ended December 31, 2005 were $9,524,000. These expenses include all costs associated with the operation of the energy projects including labor, insurance, parts and other operating and maintenance expenses.

General and Administrative expenses for the twelve months ended December 31, 2005 were $737,000 which included $167,000 of expenses billed from a shareholder of USEB.

Depreciation and amortization expenses for the twelve months ended December 31, 2005 were $6,720,000. These expenses include depreciation related to power generation equipment used in the energy projects, amortization of debt issuance costs resulting from USEB refinancing of its debt with the Countryside Fund and amortization associated with the treatment of the Illinois subsidy from GAAP purposes.

Interest income for the twelve months ended December 31, 2005 was $3,134,000. Interest income is derived from the various notes receivable as further described in Note F and interest and dividend income from the investment of various reserves and account balances.

Losses from Foreign Currency Transactions for the twelve months ended December 31, 2005 were $2,775,000. These amounts represent the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to CPIF to reflect the change in the currency exchange rate from the start of the reporting period. The Canadian dollar to US dollar exchange rate was $1.166 as of December 31, 2005 and $1.2047 as of December 31, 2004. The changes in the exchange rates result in the amounts recorded as foreign currency transaction income. Refer to Note J to the financial statements for additional discussion.

Interest expense for the twelve months ended December 31, 2005 was $8,675,000. Interest expense for the 2005 and 2004 periods relates to interest paid on the Countryside debt.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, cash accounts totaled $32,707,000, including $777,000 of unrestricted cash, $5,501,000 of restricted cash and marketable securities recorded as a current asset and $26,429,000 of restricted cash and marketable securities which is recorded as a long term asset. This compares with compared with $30,822,000 at December 31, 2004 which includes $1,213,000 of unrestricted cash; $6,171,000 of restricted cash and marketable securities recorded as a current asset and $23,438,000 of cash and marketable securities which is recorded as a long term asset. Restricted cash and marketable securities recorded as a current asset is comprised of the construction reserve account and the debt service reserve account established per the terms of the CPIF financing and a deposit which secures a project's power purchase agreement. Restricted cash and marketable securities recorded as a long term assets is comprised of funds being reserved per the terms of the CPIF financing to retire the long term Illinois Subsidy Liabilities as they become due and therefore are classified as long term assets.

Included in the long term reserve amount as of December 31, 2005 is $24,429,000 that is managed by a professional investment manager under investment allocation parameters established by USEB. The amounts managed by the professional manager, as of December 31, 2005, included $15,360,000 invested in equity fund accounts; $7,738,000 invested in debt accounts, and $1,331,000 being held in cash or cash equivalent accounts. The cost basis of the investments, which have been invested since July 2004, is $21,561,000. In addition to the restricted cash required by CPIF, $30,000 is required by a project document to be held in a restricted account in support of that document.

For the twelve months ended December 31, 2005, net unrestricted cash decreased by $436,000 to $777,000 from the $1,213,000 in unrestricted cash as of December 31, 2004. This decrease is primarily due to decreases experienced in 2004 and 2005 in rates paid to projects participating in the Illinois Retail Rate Program. As discussed in Note D to the financial statements, rates paid under the program are adjusted retroactively back to the last anniversary date of commercial operations of the project. If rates are adjusted downward, subsidy proceeds previously received must be returned to the utility. These funds are returned through the withholding of current period sales proceeds until an amount equal to the retroactive adjustment is withheld. During 2005, USEB was subject to $902,000 of net withholdings. After adjusting for deposits to be made into the ICC reserve accounts, these withholdings resulted in a net decrease in cash during 2005 of $451,000. As of December 31, 2005, USEB had an outstanding unpaid withholding liability due to a utility of approximately $279,000. This amount will be withheld from 2006 sales proceeds.

During the twelve months ended December 31, 2005, cash provided by operating activities was $4,603,000. The primary source of this operating cash was proceeds received by the USEB projects selling electricity under the Illinois Retail Rate Program.

Cash used in investing activities was $2,625,000 for the twelve months ended December 31, 2005. This amount is comprised primarily of investments made by USEB pertaining to the expansion of the landfill gas collection systems at certain of USEB's projects, as required by contracts and the landfill owners and capital expenditures related to the maintenance of the generation equipment, $2,226,000, and deposits and earnings related to the Illinois reserve accounts, $2,445,000.

Cash used in financing activities was $3,084,000 for the twelve months ended December 31, 2005. This amount is comprised primarily of payments received from the various notes held by USEB offset by distributions made to the non-affiliated owners of the Illinois projects and principal payments made on our debt. Distributions made to the non-affiliated owners of the Illinois projects are utilized to retire outstanding principal and interest related to the note issued pertaining to the sale of the ownership interests. See Note F to the Financial Statements.

USEB's financing arrangements with the CPIF limit the ability of USEB and its subsidiaries to distribute funds to its shareholders or to make improvements or expand certain projects unless specified conditions are satisfied.

Under the Internal Revenue Service Code Section 29, the amount of the tax credit generated from non conventional fuel sources, of which landfill gas is one, shall be reduced or eliminated should the reference price of an equivalent barrel of energy ("EBE") utilized to establish the value of the credit reach certain levels. Should the EBE reference price exceed the specified levels, the resultant decline in the tax credit value generated by the sale of landfill gas by USEB will reduce the amount of proceeds USEB receives under the installment sale notes.

We continue to evaluate current and forecasted cash flow as a basis to determine financing operating requirements and capital expenditures. We believe that, subject to the risks as described in Item 1A in the Consolidated Financial Statements, we have

sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2005, the Company did not have any significant off-balance-sheet arrangements as defined in Item 303(a) (4) (ii) of SEC Regulation S-K.

COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have various financial commitments for debt obligations and office and equipment leases as follows:

(Dollars in thousands)

	Total	Less then 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$89,161	$1,749	$4,129	$5,140	$78,143
Operating Leases	121	52	69	—	—
Purchase Obligations (1)	—	—	—	—	—
Other Long Term Liabilities (2)	56,319	0	0	3,095	53,224
Total	$145,601	$1,801	$4,198	$8, 235	$131,367

(1) The Company is a party to contractual obligations including gas purchase agreements and operation and maintenance agreements which do not specifically provide for a minimum purchase obligation and accordingly are not included above. In 2005, we paid an aggregate of $1,954,000 pursuant to such arrangements.

(2) Other Long Term Liabilities reflected on registrant's balance sheet according to GAAP. On the balance sheet, this is titled Illinois Subsidy Liability. The $31,678,000 reported on the balance sheet is equal to $56,319,000 owed to Illinois under the Retail Rate Program less $24,641,000 related to the GAAP treatment of the subsidy. Funds currently being held in the Illinois Reserve account will be utilized to fund the payment of this obligation.

In April, 2001, USEB acquired its Countryside and Morris project entities from Yankee Energy Services Company ("YESCO"). The projects, Countryside and Morris, produce electricity from landfill gas and participate in the Illinois Retail Rate program. As part of the transaction, the acquired entities entered into a secured, contingent acquisition consideration agreement with YESCO.. The agreement stipulates that additional acquisition consideration will be due and payable should actual electricity rates received exceed established levels and should actual operation and maintenance expenses be beneath established amounts. The contingent obligation has a face amount of $4,700,000, accrues interest at a rate of 9.5% per annum and is secured by the assets of the entities. The amount of payment due, if any, is calculated and paid on a quarterly basis. The contingent obligation terminates on March 31, 2011 and all unpaid balances remaining are forgiven.

For 2005, 2004 and 2003, the amounts of additional contingent consideration paid to YESCO under this agreement were $39,000, $78,000 and $229,000, respectively. The consideration is treated as an operating expense in the Company's financial statements.

USEB had provided the buyers related to certain installment sale notes, as described in Note F, with tax indemnifications related to the validity of the Section 29 tax credits generated by the assets sold to the buyers. US Energy Systems has no liability in the indemnifications other than through its ownership interests in USEB. To date, there have not been any claims made on these indemnifications. The Company will accrue any amounts related to these issues as they become quantifiable.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Company's audited consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Estimates by their nature are based on judgments and available information. Estimates are made based on historical factors, current circumstances and the experience and judgment of management. Assumptions and estimates are evaluated on an ongoing basis and the Company may employ outside experts to assist in evaluations. Therefore, actual results could materially differ from those estimates under different assumptions and conditions. Management believes the following critical accounting estimates are more significantly affected by judgment and estimates used in the preparation of the Company's consolidated financial statements: the valuation of goodwill, the determination of revenue from Biogas projects participating in the Illinois Retail Rate program and the valuation of deferred tax assets.

The Company used estimates in the valuation of the Goodwill Asset. See Note B(6) to the consolidated financial statements. Actual future operating results that deviate from the estimates would have an effect on the future valuation of the Goodwill Asset.

Rates currently paid to projects participating in the Illinois Retail Rate program utilize estimated rates which are reconciled annually, by the utility purchasing the electricity, on the anniversary date of the projects' commercial operations date. Variations in actual rates to the estimated rates would have an effect on the Company's financial results and cash flows. The Company is unable to predict changes in rates as they are dictated by the actions of the local utilities and municipalities of the respective projects.

The Company uses estimates in the determination of the likelihood of the ability to use Net Operating Losses ("NOL's"). See Note B(13) to the consolidated financial statements. Actual future operating results that deviate from the estimates would have an effect on the Company's ability to use NOL's, the valuation of the deferred tax asset and the Company's future taxability on both an accrual and cash basis.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Supplementary Financial Information

2005 (Dollars in thousands)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$5,010	$4,482	$4,910	$5,294
Operating Income	2,252	1,880	2,474	2,331
Net Loss	(498)	(42)	(2,580)	(432)

2004 (Dollars in thousands)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ n/a	$6,287	$8,362	$4,580
Operating Income	n/a	3,946	5,749	1,245
Net Loss	n/a	(11,569)	(486)	(3,539)

Non-Recurring Items:

1. During the three months ended June 30, 2004, the Company's financial results included $13,470,000 for a non-recurring expenses related to the refinancing of USEB's debt and a $2,000,000 gain related to the completion of

the sale of ownership interests in Illinois based generating project entities. See Notes G and K to the consolidated financial statements.

2. During the three months ended September 30, 2004, the Company's financial results include a $2,729,000 gain related to USEB's acquisition of a subordinated note below the note's face value thereof. See Note J to the consolidated financial statements.

Countryside Power Income Fund

CONSOLIDATED BALANCE SHEETS

Q3 [in thousands of Canadian dollars][unaudited]

	September 30, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	10,251	10,312
Accounts receivable	15,671	13,025
Inventories	1,280	1,310
Prepaid expenses	1,087	1,226
Loans receivable from U.S. Energy Biogas Corp.	2,214	2,040
Total current assets	**30,503**	**27,913**
Loans receivable from U.S. Energy Biogas Corp.	100,238	101,921
Royalty interest in U.S. Energy Biogas Corp., net	6,898	7,194
Other assets, net *[note 3]*	6,165	6,894
Property, plant and equipment, net *[note 4]*	69,360	72,807
Other intangibles, net	67,886	75,078
Total assets	**281,050**	**291,807**
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 5]*	1,106	1,615
Accounts payable and accrued liabilities	8,956	7,909
Distributions payable	1,764	1,694
Total current liabilities	**11,826**	**11,218**
Long-term debt *[note 5]*	47,500	47,500
Debentures – liability component *[note 6]*	51,530	62,295
Other liabilities	272	336
Future income tax liability	2,463	1,591
Total liabilities	**113,591**	**122,940**
Commitments and contingencies [note 7]		
Unitholders' equity		
Trust units *[note 6]*	185,322	177,505
Debentures – equity component *[note 6]*	1,483	1,715
Deficit	(10,756)	(6,580)
Cumulative translation adjustment	(8,590)	(3,773)
Total unitholders' equity	**167,459**	**168,867**
Total liabilities and unitholders' equity	**281,050**	**291,807**

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Q3 *[in thousands of Canadian dollars, except per trust unit amounts][unaudited]*

	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $	Nine-month period ended September 30, 2006 $	Nine-month period ended September 30, 2005 $
REVENUES				
Energy sales	21,309	23,136	59,029	32,548
Fuel and other fees	560	620	1,505	1,769
Interest income on loans to U.S. Energy Biogas Corp.	2,827	2,881	8,522	8,679
Income from U.S. Energy Biogas Corp. royalty interest	111	72	350	236
Other income	156	45	380	87
	24,963	26,754	69,786	43,319
EXPENSES				
Fuel, operating and maintenance	12,929	13,620	37,881	20,507
General and administration *[note 10]*	2,421	2,569	6,752	4,788
Depreciation and amortization	2,957	3,127	8,935	4,964
	18,307	19,316	53,568	30,259
Operating income	**6,656**	**7,438**	**16,218**	**13,060**
Interest expense *[note5]*	1,800	2,533	5,447	3,341
Unrealized loss (gain) on derivative instruments *[notes 3 & 5]*	682	(2,438)	(139)	(2,086)
Foreign exchange gain	(341)	-	(2,847)	-
	2,141	95	2,461	1,255
Income before provision for income taxes	**4,515**	**7,343**	**13,757**	**11,805**
Provision for (recovery of) income taxes				
Current	1,414	1,092	1,705	1,099
Future	(76)	1,040	872	1,584
	1,338	2,132	2,577	2,683
Net income for the period	**3,177**	**5,211**	**11,180**	**9,122**
Deficit, beginning of period	(8,748)	(7,324)	(6,580)	(3,596)
Distributions declared to Unitholders	(5,185)	(3,832)	(15,356)	(11,471)
Deficit, end of period	**(10,756)**	**(5,945)**	**(10,756)**	**(5,945)**
Net income per trust unit - basic *[note 6]*	**0.16**	**0.35**	**0.57**	**0.61**
Net income per trust unit – diluted *[note 6]*	**0.16**	**0.35**	**0.55**	**0.61**

See accompanying notes.

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

Q3 *[in thousands of Canadian dollars][unaudited]*

	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $	Nine-month period ended September 30, 2006 $	Nine-month period ended September 30, 2005 $
OPERATING ACTIVITIES				
Net income for the period	3,177	5,211	11,180	9,122
Add (deduct) items not involving cash				
Depreciation and amortization	2,766	3,023	8,346	4,284
Amortization of deferred financing fees	191	104	589	680
Unrealized (gain) loss on derivative instruments *[notes 3 & 5]*	682	(2,438)	(139)	(2,086)
Provision for (recovery of) future income taxes	(76)	1,040	872	1,584
Unrealized foreign exchange gain	(333)	-	(2,831)	-
USEB Royalty Interest Accrual	(111)	(72)	(350)	(236)
Accreted interest on Debentures *[note 6]*	47	-	143	-
	6,343	6,868	17,810	13,348
Net change in non-cash working capital balances related to operations				
Accounts receivable	(2,307)	(1,639)	(2,988)	(1,073)
Inventories	(16)	(480)	30	(327)
Prepaid expenses	(342)	(324)	123	(634)
Accounts payable and accrued liabilities	4,085	1,583	1,552	2,253
Cash provided by operating activities	**7,763**	**6,008**	**16,527**	**13,567**
INVESTING ACTIVITIES				
Acquisition of Ripon Power LLP		-		(42,956)
Repayment of loans receivable from U.S. Energy Biogas Corp.	517	463	1,509	1,352
Purchase of property, plant and equipment	(1,348)	(210)	(1,798)	(790)
Cash (used in) provided by investing activities	**(831)**	**253**	**(289)**	**(42,394)**
FINANCING ACTIVITIES				
Proceeds from Amended Credit Facility		-		50,000
Repayment of bank loan to Union Bank of California		(957)	-	(957)
Repayment of Swing Line	(186)	(1,468)	(509)	(1,468)
Deferred financing fees on Amended Credit Facility *[note 5]*		(19)	(23)	(1,001)
Repayment of obligations under capital lease	(12)	(8)	(36)	(23)
Distributions paid to Unitholders	(5,116)	(3,820)	(15,286)	(11,459)
Cash (used in) provided by financing activities	**(5,314)**	**(6,272)**	**(15,854)**	**35,092**
Effect of exchange rate changes on cash and cash equivalents	22	(159)	(445)	(171)
Net increase (decrease) in cash during period	**1,640**	**(170)**	**(61)**	**6,094**
Cash and cash equivalents, beginning of period	8,611	9,299	10,312	3,035
Cash and cash equivalents, end of period	**10,251**	**9,129**	**10,251**	**9,129**
Supplemental cash flow information				
Interest paid	804	2,613	3,898	3,405
Income taxes paid (recovered)	111	(2)	332	5

See accompanying notes.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by the Manager using Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies disclosed in the audited financial statements for the year ended December 31, 2005.

The preparation of the consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies adopted by the Fund. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended December 31, 2005.

(a) Basis of Presentation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada Power Inc. ("Countryside Canada"), and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. (Countryside U.S. Power), Countryside US Holding Corp. ("Countryside US Holding"), Ripon Power LLC ("Ripon Power"), Ripon Cogeneration LLC ("Ripon Cogen"), Countryside Canada Acquisition Inc. ("Countryside Acquisition"), Countryside London Cogeneration Corp. ("Countryside London Cogen"), Countryside District Energy Holdings Corp. ("Countryside District Energy Holdings") and Countryside District Energy Corp. (Countryside District Energy). All inter-entity transactions and balances have been eliminated on consolidation.

NOTE 2 – SEASONALITY

The Cogen Facilities' results are affected by seasonality with sales and operating income that are greater during the second and third quarters and are typically lower during the winter season (the first and fourth quarters) when electrical capacity revenues are lower.

The District Energy Systems' energy sales volumes including steam, hot water and chilled water are seasonal, with higher demand occurring during the winter heating season and typically lower demand occurring during the summer and fall.

On a combined basis the impact of the Cogen Facilities' seasonal sales are more dominant, typically resulting in higher revenues and Adjusted EBITDA (defined in note 9 below) during the second and third quarters.

To adjust for seasonality, the Fund follows a practice of declaring equal monthly distributions to unitholders during the year through the use of cash reserves.

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

	September 30, 2006 $	December 31, 2005 $
Deferred financing fees, net of accumulated amortization of $731 (2005 - $215)	3,531	4,671
Loan origination fees, net of accumulated amortization of $223 (2005 - $156)	1,117	1,184
Long-term receivable	921	571
Fair value of foreign exchange option contract	406	215
Fair value of interest rate swap and other *[note 5]*	190	253
	6,165	6,894

At the beginning of the quarter, the Fund had 29 foreign exchange option contracts remaining. The Fund does not apply hedge accounting and as a result the contracts are recorded at their fair value at each reporting period with the gain or loss being included in unrealized loss (gain) on derivative instruments on the consolidated statements of income and deficit.

During the quarter, the Fund exercised two foreign exchange option contracts resulting in a realized gain of $8. As at September 30, 2006 the Fund had 26 remaining foreign exchange option contracts. An unrealized gain of $202 representing the change in the fair value of these option contracts has been recorded in the consolidated statements of income and deficit for the three-month period ended September 30, 2006.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	September 30, 2006		December 31, 2005	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	2,799	-	2,898	-
Buildings	3,304	282	3,149	187
Equipment				
Plant and distribution	68,912	7,533	70,431	4,173
Computers	175	41	95	26
Office	209	15	38	8
Vehicles	174	73	169	49
Construction in process	1,413	-	139	-
Equipment under capital lease	352	34	352	21
	77,338	7,978	77,271	4,464
Net book value		69,360		72,807

NOTE 5 – LONG-TERM DEBT

Through a syndicate of banks led by Toronto-Dominion Bank (the "Lenders"), Countryside Acquisition's (the "Borrower's") amended credit facility ("Amended Credit Facility") provides up to a $78,000 revolving credit commitment with no principal repayment until its maturity on June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit commitment. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances is based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances are based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate is tied to the actual leverage ratio of Countryside Canada, excluding the results of Countryside US Holding and its subsidiaries, but including distributions paid up to Countryside Canada from Countryside US Holding and its subsidiaries

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

("Countryside Canada Modified"), which is calculated quarterly utilizing its' most recent quarterly financial results. Therefore, a change in the leverage ratio could result in an increase or decrease in the effective rate of interest paid on the long-term debt. A standby fee, also tied to the actual quarterly leverage ratio of Countryside Canada Modified, is charged on the unutilized portion of the Amended Credit Facility including the swing line of credit. The Amended Credit Facility further allows for letters of credit which if issued, correspondingly reduce the amount of available revolving credit commitment. The fee paid on the letters of credit is also tied to the leverage ratio of Countryside Canada Modified.

As at September 30, 2006, $47,500 was drawn under the terms of the Amended Credit Facility in the form of banker's acceptances, plus a stamping fee of 2.375%. Of the $2,000 swing line of credit, $1,106 was drawn at September 30, 2006 under Canadian prime rate loans, plus a spread of 1.375%. A $3,353 [US $3,000] letter of credit was issued on November 14, 2005 under the Amended Credit Facility and will expire on November 14, 2006. This letter of credit provides credit support to Ripon Cogen's fuel supplier for natural gas purchases. A $250 letter of credit was issued on October 12, 2006 in favour of the Ontario Power Authority ("OPA") and is set to expire October 11, 2007. The OPA letter of credit is part of the incremental completion and performance security required as part of the Combined Heat and Power Contract entered into on October 16, 2006 between Countryside London Cogen and the OPA. It replaced a $313 letter of credit that was cancelled on October 23, 2006, but which was outstanding at September 30, 2006. These letters of credit are currently subject to a fee of 2.5% per annum. Amounts undrawn under the Amended Credit Facility are subject to a standby fee of 0.60% per annum.

As of the end of the third quarter ended September 30, 2006, USEB had not delivered to Countryside Canada the audited financial statements of either the USEB Operating Assets or those of USEB on a consolidated basis, for the year ended December 31, 2005. USEB was required to deliver this financial reporting information by no later than September 15, 2006 pursuant to the loan agreements between Countryside Canada and USEB (the "USEB Loan Agreements"). In October 2006, USEB subsequently delivered the audited financial statements of the USEB Operating Assets for the year ended December 31, 2005; however, USEB has not delivered the audited financial statements of USEB on a consolidated basis for the year ended December 31, 2005. Countryside Canada has reserved all rights relating to USEB's failure to comply with the financial reporting provisions of the USEB Loan Agreements. USEB has made all of its debt service payments as scheduled under the USEB Loan Agreements.

Because the delivery of USEB financial information is not within the control of the Borrower, the Amended Credit Facility was further amended on September 15, 2006 to modify the reporting obligations of the Borrower and to remove USEB financial reporting as a requirement for loan compliance in prior and future periods. The financial reporting information and concomitant officer's certificates, which were delayed in the second quarter of 2006 due to delayed financial reporting by USEB, have been delivered to the Lenders by the Borrower as required under the amendment, and the Borrower is currently in compliance with the terms of the Amended Credit Facility.

Countryside Acquisition entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a rate of 3.87%, which is based on banker's acceptances. The swap matures on June 27, 2008 and payments are due every three months. The effective rate of interest for amounts drawn under the Amended Credit Facility is the funded base rate plus the stamping fee, increased or decreased by any amounts due or owed, respectively, by the Borrower under the interest rate swap.

As at September 30, 2006 the fair value of the interest rate swap agreement was $190 favourable (2005 - $253 favourable) and has been included with other assets on the consolidated balance sheet.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings, Countryside District Energy and by Countryside London Cogen and (iii) a guarantee and general security agreement by Countryside Canada. The

Countryside US Holding and Ripon Power assets are excluded from the collateral pool under the Amended Credit Facility.

At September 30, 2006, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

NOTE 6 – TRUST UNITS AND EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES

During the nine-month period ended September 30, 2006, US $7,439 of the exchangeable unsecured subordinated debentures ("Debentures") were exchanged into 814,472 trust units as follows:

(stated in thousands of dollars, except for trust units)	**Number of Trust Units**	**Amount $**
Outstanding as of December 31, 2005	19,625,366	177,505
Exchange of Debentures	814,472	7,817
	20,439,838	185,322

The reconciliation of the denominator in calculating diluted per trust unit amounts is as follows:

	Three-month period ended September 30, 2006	Three-month period ended September 30, 2005	Nine-month period ended September 30, 2006	Nine-month period ended September 30, 2005
Weighted average number of trust units outstanding,				
- basic	19,838,110	14,905,366	19,711,947	14,905,366
- diluted	25,735,466	14,905,366	25,647,228	14,905,366

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Cogen Facilities entered into a fuel purchase agreement commencing July 1, 2006 with BP Energy Company ("BP") that terminated on September 30, 2006. Prior to the termination date, the Ripon Facility purchased 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day and the San Gabriel Facility purchased 6,600 MMBtu's of natural gas each day based on monthly gas index prices at PG&E Citygate and Socal Border respectively. This short-term fuel purchase agreement replaced the previous supply contracts with BP that expired on June 30, 2006.

Commencing October 1, 2006, the Cogen Facilities entered into a fuel purchase agreement with Sempra Energy Trading Corporation ("Sempra") that terminates on March 31, 2008. The Ripon Facility is required to purchase 6,500 Million British Thermal Units ("MMBtu's") of natural gas each day and the San Gabriel Facility is required to purchase 6,400 MMBtu's of natural gas each day. The price of fuel for both facilities resets each month based upon a monthly index price for the location where the facilities are situated.

NOTE 8 – STOCK-BASED COMPENSATION PLAN

Deferred Trust Unit Plan

The Fund has adopted a Deferred Trust Unit Plan for trustees of the Fund and non-management directors of Countryside Canada and its subsidiaries (the "Participants"). Participants may elect to have an amount equal to all or a portion of their annual directors' retainer used to increase the number of deferred trust units ("deferred units") they are entitled to. The Chairperson of the board of Countryside Canada also receives an award of deferred units as part of his annual directors' retainer. The deferred units are issued on the basis of the market

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited]*

price of the Fund's units on the Toronto Stock Exchange as of the date the compensation otherwise would have been paid, based on a weighted average formula. If at any time cash distributions are declared on the deferred units, additional deferred units will be credited to each Participant's account as of the record date of such declaration. The number of such additional deferred units will be calculated based on the then current market price. The maximum number of deferred units that may be granted under this plan is 150,000. A Participant has five years to achieve his or her required ownership level, which is equal to three times their annual directors' retainer. If at the end of such five year period, a Participant has not achieved his or her required ownership level, 100% of such Participant's annual directors' retainer payable thereafter shall be automatically allocated to the Plan until such time as the required ownership level is achieved. Deferred units do not entitle the holder to vote at any meeting of Unitholders. Each Participant shall have the right to exchange the deferred units held by such Participant for an equal number of Fund units following the date on which such Participant ceases to be a non-management director, net of tax withholdings. Deferred units are not transferable except by will or testamentary instrument. As of September 30, 2006, 1,109 deferred units had been awarded with a market value of $11.

NOTE 9 – SEGMENTED DISCLOSURE

The Fund indirectly owns and operates two district energy systems ("District Energy") and two cogeneration facilities (the "Cogen Facilities"). It also has a loan to, and a convertible royalty interest in, USEB, which is included with the Fund's corporate administrative operations for reporting purposes. These three groups of assets represent the Fund's reportable segments at September 30, 2006.

The Fund analyzes the performance of its three operating segments based on earnings before interest, income taxes, unrealized derivative instrument and foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA"). Adjusted EBITDA is not a standard measure under Canadian GAAP and hence may not be comparable to similar EBITDA information presented by other funds.

The Cogen Facilities were purchased on June 29, 2005, thus the comparative results in the nine-month period ended September 30, 2005 only include the last three months of results of the Cogen Facilities whereas the nine-month period ended September 30, 2006 includes a full nine months of operations.

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

Nine-Months Ended September 30, 2006

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy sales	13,161	45,868	-	59,029
Other	1,413	169	9,175	10,757
	14,574	46,037	9,175	69,786
Expenses				
Fuel, operating and maintenance	9,761	28,120	-	37,881
General and administration	966	3,119	2,667	6,752
	10,727	31,239	2,667	44,633
Adjusted EBITDA	3,847	14,798	6,508	25,153
Depreciation of property, plant & equipment	1,123	2,463	25	3,611
Other asset amortization	-	4,247	1,077	5,324
Operating income	2,724	8,088	5,406	16,218
Capital expenditures	1,204	180	414	1,798

Nine-Months Ended September 30, 2005

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy sales	12,744	19,804	-	32,548
Other	1,447	18	9,306	10,771
	14,191	19,822	9,306	43,319
Expenses				
Fuel, operating and maintenance	9,099	11,408	-	20,507
General and administration	766	1,464	2,558	4,788
	9,865	12,872	2,558	25,295
Adjusted EBITDA	4,326	6,950	6,748	18,024
Depreciation of property, plant & equipment	1,121	947	16	2,084
Other asset amortization	-	1,438	1,442	2,880
Operating income	3,205	4,565	5,290	13,060
Capital expenditures	688	81	21	790

Three-Months Ended September 30, 2006

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy sales	3,219	18,090	-	21,309
Other	546	74	3,034	3,654
	3,765	18,164	3,034	24,963
Expenses				
Fuel, operating and maintenance	2,331	10,598	-	12,929
General and administration	295	1,380	746	2,421
	2,626	11,978	746	15,350
Adjusted EBITDA	1,139	6,186	2,288	9,613
Depreciation of property, plant & equipment	377	814	13	1,204
Other asset amortization	-	1,392	361	1,753
Operating income	762	3,980	1,914	6,656
Capital expenditures	819	180	349	1,348

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

	Three-Months Ended September 30, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy sales	3,332	19,804	-	23,136
Other	547	18	3,053	3,618
	3,879	19,822	3,053	26,754
Expenses				
Fuel, operating and maintenance	2,212	11,408	-	13,620
General and administration	282	1,464	823	2,569
	2,494	12,872	823	16,189
Adjusted EBITDA	1,385	6,950	2,230	10,565
Depreciation of property, plant & equipment	379	947	6	1,332
Other asset amortization	-	1,438	357	1,795
Operating income	1,006	4,565	1,867	7,438
Capital expenditures	128	81	1	210

	September 30, 2006	December 31, 2005
	$	$
Total assets		
District Energy	34,303	35,899
Cogen Facilities	115,727	124,041
Corporate and Other	131,020	131,867
	281,050	**291,807**

	September 30, 2006	December 31, 2005
	$	$
Total other intangibles, net		
District Energy		-
Cogen Facilities	56,367	63,092
Corporate and Other	11,519	11,986
	67,886	**75,078**

All assets, liabilities and revenues located in Canada relate to the district energy systems. All assets, liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power, as well as the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 10 – RELATED PARTY TRANSACTIONS

Management Agreement

In consideration for providing the management and administrative services under the management agreement, Countryside Ventures LLC ("Countryside Ventures" or the "Manager") is entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services. During the nine-month period ended September 30, 2006, a total of $1,478 (2005 - nil) was expensed relating to the management agreement.

Q3 *For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited]*

Administration Agreement

In consideration for providing the management and administrative services under the administration agreement, Countryside Canada Ventures Inc. and its affiliates shall be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During the nine-month period ended September 30, 2006, a total of $314 (2005 – nil) was expensed with respect to the administration agreement.

Operating Agreement

During the nine-month period ended September 30, 2006, a total of $2,348 (2005 – $1,278) was expensed pursuant to the operating agreement related to Countryside Ventures' subordinated interests in Ripon Power.

NOTE 11 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Countryside Power Income Fund

495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Offices of the Manager
Countryside Ventures LLC

Executive Offices
10 Bank Street,
Suite 680
White Plains
New York, USA 10606
Tel 914.993.5010

Operations Offices
8500 Cypresswood Drive,
Suite 202
Spring
Texas, USA 77379
Tel 713.609.9359

Website
www.countrysidepowerfund.com

Auditors
Ernst & Young LLP
London, Ontario

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1

Stock Exchange Listings
Toronto Stock Exchange (TSX): Trust Units: COU.UN
Debentures: CSD.DB.U

COUNTRYSIDE
POWER INCOME FUND

MESSAGE TO OUR UNITHOLDERS

Q3

Dear Fellow Unitholders,

We continued to execute on our growth strategy in the third quarter of 2006 by winning a 20-year combined heat and power generation contract from the Ontario Power Authority as part of a competitive bidding process for new generating capacity in the Province of Ontario. As a result, the Fund will construct a natural gas-fired cogeneration facility adjacent to its existing London District Energy system, with 17 megawatts of electric power generation capacity and additional thermal capacity. Once the new power project begins commercial operation, now scheduled in mid-2008, it should be immediately accretive to distributable cash flow.

I am also pleased to report again that we achieved solid financial results in third quarter due to the receipt of peak season cash flows and the continued economic optimization of operations at our Cogen Facilities. Countryside's consolidated revenue of $25.0 million for the quarter decreased slightly compared with the same period last year, primarily as a result of a decrease in the US dollar exchange rate on revenues from the Cogen Facilities. Revenues in the nine months ended September 30, 2006, were significantly higher than the same period a year ago due primarily to the inclusion of the Cogen Facilities for all of 2006.

The Fund's Adjusted EBITDA* for the quarter, was $9.6 million, a decrease of $1.0 million from the prior year period, again reflecting the foreign exchange impact. In the nine-month period ended September 30, 2006, the Fund's Adjusted EBITDA was $25.1 million, an increase of $7.1 million from the prior year period, due primarily to the addition of the Cogen Facilities.

The Fund's distributable cash* available in the quarterly period was $0.338 per trust unit, and cash distributions to unitholders declared for the quarter totalled $0.259 per trust unit, representing a 77% payout ratio. In the nine month period, distributable cash was $0.960 per trust unit and cash distributions to unitholders declared for the same period totalled $0.776 per unit, representing an 81% payout ratio.

The Fund is on track to meet its financial performance objectives in fiscal 2006. As always, we will continue to look at both accretive internal and external growth opportunities to improve unitholder value.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

* Adjusted EBITDA and distributable cash are non-GAAP Measures. See the MD&A for more details.

Q3 For the three-month and nine-month periods ended September 30, 2006 [all amounts in thousands of dollars except per trust unit amounts, unless otherwise stated]

November 8, 2006

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund, a mutual fund trust, (the "Fund") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto prepared as of and for the nine months ended September 30, 2006.

This MD&A provides information for the period from January 1 to September 30, 2006 and up to and including November 8, 2006.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed in the Fund's Annual Information Form dated March 31, 2006 filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, unrealized (gain) loss on derivative instruments, foreign exchange (gain) loss, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense. The Manager of the Fund (as defined below in the section "Transactions with Related Parties – Management Agreement") believes that Adjusted EBITDA is a widely accepted financial indicator used by investors to assess the operational performance of a company or mutual fund trust ("income trust"), and its ability to generate cash through operations.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF THE FUND

Overview

The Fund, through its operating subsidiaries, owns two district energy systems and two gas-fired cogeneration facilities. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities") and together have approximately 94 MW of electric generation capacity and sold approximately 500,000 Mlbs (thousand pounds) of steam in 2005. The Cogen Facilities are the only asset of, and are indirectly owned by Ripon Power LLC ("Ripon Power"), which is in turn indirectly owned by the Fund.

Additionally, the Fund holds indirect investments in 22 renewable power and energy projects (the "Renewable Projects") located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"). USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

OPERATING RESULTS

Consolidated Results of the Fund

The Fund's total revenue in the three months ended September 30, 2006 was $25.0 million, a decrease of $1.8 million compared with the same period last year. While revenues at the Cogen Facilities were similar to those in the comparative three-month period ended September 30, 2005 in US dollars, the decrease of approximately 7% in the average foreign exchange rate, on a year over year basis, contributed approximately $1.4 million of the decrease in overall Fund revenues. The remainder of the decrease was related to minor revenue reductions spread across all three operating segments.

The Fund's Adjusted EBITDA in the three months ended September 30, 2006 was $9.6 million, a decrease of $1.0 million from the prior year comparative period. The decrease in the average foreign exchange rate from prior year period related to the Cogen Facilities' operating results segment accounted for approximately $0.5 million of the decrease.

Operating income in the three-month period ended September 30, 2006 was $6.7 million, a decrease of $0.8 million from the prior year comparative period. The depreciation and amortization charges for the comparative quarters were similar such that the overall decrease resulted mainly from foreign exchange rate differences.

In the three-month period ended September 30, 2006, the Fund generated distributable cash of $6.7 million which exceeded last year's comparative period by $0.5 million. The increase in distributable cash is a result of the refinancing of the Cogen Facilities in the fourth quarter of 2005 offset by a less favourable exchange rate on revenues from the Cogen Facilities. On a per-unit basis, distributable cash of $0.338 per trust unit decreased $0.080 per trust unit from the prior year comparative period. The decrease in per trust unit distributable cash is a result of the issuance of new trust units which refinanced the acquisition debt used to purchase the Cogen Facilities. Distributions to Unitholders declared for the quarter totaled $0.259 per unit. The Fund's payout ratio was 77% in the three-month period ended September 30, 2006. Reference should be made to the schedule of "Distributable Cash and Distributions to Unitholders" below for the calculation of funds from operations before changes in working capital and distributable cash.

Net income in the three months ended September 30, 2006, was $3.2 million, or $0.16 per unit, compared with $5.2 million or $0.35 per unit in the comparable period of 2005. In addition to the changes in Adjusted EBITDA described above, the decrease of $2.0 million in net income from the prior quarter comparative period was impacted by the following factors: (i) a decrease in net unrealized gains on derivative instruments of $3.1 million; ii) a decrease, primarily in the future tax provision of approximately $0.8 million; and iii) a decrease in interest expense of $0.7 million related to decreased debt outstanding in the current quarter as compared to the prior quarter resulting from the comparative change in capital structure related to the refinancing which took place in the fourth quarter of 2005, offset by (iii) an increase in net unrealized gains on foreign exchange of approximately $0.3 million principally as a result of the impact of the increase in the Canadian dollar exchange rate on the carrying value of the US dollar denominated exchangeable unsecured subordinated debentures ("Debentures") which were not outstanding during the prior year comparative period.

Comparisons of the Fund's overall results in the nine-month comparative period ended September 30 are significantly influenced by the acquisition of the Cogen Facilities at the end of the second quarter of 2005 such

that results of the Cogen Facilities in the first six months of the 2005 comparative period were not included in the Fund's results.

The Fund's total revenue in the nine months ended September 30, 2006 was $69.8 million, an increase of $26.5 million compared with the same period last year. The majority of this increase was related to the inclusion of the Cogen Facilities' results for the first six months in 2006.

The Fund's Adjusted EBITDA in the nine-month period ended September 30, 2006 was $25.1 million, an increase of $7.1 million from the prior year period, due primarily to the addition of the Cogen Facilities.

Operating income in the nine-month period ended September 30, 2006 was $16.2 million, an increase of $3.2 million from the prior year comparative period.

In the nine-month period ended September 30, 2006, $18.9 million of distributable cash was generated by the Fund which exceeded last year's comparative period by $5.1 million. On a per-unit basis, distributable cash of $0.960 per trust unit increased 4% per trust unit from the prior year comparative period. The increase is due primarily to the contribution from the addition of the Cogen Facilities. Distributions to Unitholders declared for the nine-month period ended September 30, 2006 totaled $0.776 per unit. The Fund's payout ratio was 81% for the nine-month period ended September 30, 2006.

Net income in the nine months ended September 30, 2006, was $11.2 million, or $0.57 per unit, compared with $9.1 million or $0.61 per unit in the comparable period of 2005. In addition to the changes in Adjusted EBITDA described above, the increase of $2.1 million in net income from the prior year comparative period was impacted by the following factors: (i) an increase in net unrealized gains on foreign exchange of approximately $2.8 million principally as a result of the impact of the increase in the Canadian dollar exchange rate on the carrying value of the US dollar denominated exchangeable unsecured subordinated debentures ("Debentures") which were not outstanding during the prior year comparative period ii) an increase in interest expense of $2.1 million related to increased average debt outstanding in the current year as compared to the prior year resulting from the comparative change in capital structure related to the refinancing which took place in the fourth quarter of 2005, offset by iii) a decrease in net unrealized gains on derivative instruments of $1.9 million, primarily due to the inclusion of a large gain on interest rate swap contributed by the Cogen Facilities' UBOC debt which was outstanding in 2005.

Results of Cogen Facilities

As the Fund acquired the operations of the Cogen Facilities on June 29, 2005, the comparative consolidated financial statements of the Fund for the period ended September 30, 2005 do not include the results of the Cogen Facilities for the period from January 1 to June 30, 2005. In order to enhance its usefulness, the analysis included in this MD&A of the Cogen Facilities includes the summary of the operating results of the Cogen Facilities from January 1, 2005 to September 30, 2005. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the Cogen Facilities. All results of the Cogen Facilities are denominated in US Dollars unless otherwise stated.

Power Purchase Agreements

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities' sales revenue. Electrical energy and capacity is sold pursuant to long-term power purchase agreements ("PPA's") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and 2016, respectively. For the full operating year, energy payments under the PPA's have historically contributed the majority of total power sales with capacity payments making up the balance.

In 2001, Ripon Cogeneration LLC ("Ripon") and PG&E entered into a five year amendment of the Ripon Facility's PPA which substituted PG&E's marginal production or short-run avoided cost ("SRAC") energy pricing formula with a primarily fixed energy rate subject to adjustment for time of use factors ("Ripon Amendment"). The Ripon

Amendment expired on June 30, 2006. Also in 2001, Ripon and SCE entered into a five year amendment of the San Gabriel Facility's PPA that modified certain components of SCE's SRAC formula through June 30, 2006 ("San Gabriel Amendment"). Commencing in July 2006, the Ripon Facility and the San Gabriel Facility received energy payments based upon the full SRAC energy pricing formulae (the "Original SRAC Pricing Formula"), which are generally based on a California natural gas price index, utility system heat rates and applicable time-of-use factors.

The expiration of the Ripon and San Gabriel Amendments in June of 2006 and the resultant reversion back to the Original SRAC Pricing Formula is generally expected to have a neutral impact on the annualized combined energy margins of the Cogen Facilities going forward. However, a proceeding is pending before the California Public Utilities Commission ("CPUC") to consider possible prospective modifications to the SRAC pricing formula for all of the California utilities. The CPUC is expected to issue one or more preliminary decisions in the future; however, the timing of the decisions has not been disclosed publicly. Although the Cogen Facilities' amendments expired at the end of the second calendar quarter 2006, it does not alter PG&E's or SCE's obligation to purchase the energy and capacity from the Ripon Facility and the San Gabriel Facility until the PPAs expire in 2018 and 2016, respectively. Further, the capacity payment pricing formulae are not subject to review by the CPUC and will remain unchanged.

Steam Sales Agreements

Process steam from each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. Steam is sold by the Ripon Facility to the Fox River Paper Company, and by the San Gabriel Facility to the Blue Heron Paper Company of California, LLC.

Fuel Supply Agreements

Full natural gas requirements were supplied to the Cogen Facilities under contracts with BP Energy Company ("BP") that expired on June 30, 2006. In the period from July 1, 2006 to September 30, 2006, the Cogen Facilities entered into an agreement to purchase its natural gas requirements from BP at pricing which was reset monthly and correlated with a location-based gas index price.

Commencing October 1, 2006, the Cogen Facilities entered into a fuel purchase agreement with Sempra Energy Trading Corporation ("Sempra") that terminates on March 31, 2008. The Ripon Facility is required to purchase 6,500 Million British Thermal Units ("MMBtu's") of natural gas each day and the San Gabriel Facility is required to purchase 6,400 MMBtu's of natural gas each day. The price of fuel for both facilities resets monthly and is correlated with location-based gas index prices.

Countryside Power Income Fund

Cogen Facilities' Financial Results

	Three-month period ended September 30, 2006	Three-month period ended September 30, 2005	Nine-month period ended September 30, 2006	Nine-month period ended September 30, 2005
Energy Volumes				
Sales of Electricity (MWh)	119,086	133,120	364,277	445,161
Sales of Steam (Mlbs)	140,003	116,353	476,946	374,502
Fuel Consumed (MMBtus)	1,223,791	1,355,058	3,755,894	4,596,068
Financial Indicators (US $000)	US$	US$	US$	US$
Cogen Facilities' revenues				
Electrical energy	7,757	8,256	24,590	29,119
Electrical capacity	7,290	7,240	12,408	12,933
Steam	1,073	738	3,604	2,361
Other revenues	65	15	149	80
Total revenues	16,185	16,249	40,751	44,493
Fuel and consumables expense	7,935	7,628	20,278	26,937
Operating, labour and maintenance expense	1,378	1,564	4,479	5,699
General and administration expense	284	312	817	1,261
Subordinated distribution to Manager	1,077	1,048	2,078	1,048*
EBITDA (US$000)	5,511	5,697	13,099	9,548
Depreciation and amortization expense	1,980	1,955	5,949	4,761
Operating income (US$000)	3,531	3,742	7,150	4,787
	CDN$	CDN$	CDN$	CDN$
EBITDA ($000)	6,186	6,950	14,798	11,648
Operating income ($000)	3,980	4,565	8,088	5,840

* Information not applicable for first half of 2005 when Cogen Facilities were not owned by the Fund.

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

Energy Volumes and Revenues

In the three-month period ended September 30, 2006 electrical energy sales volumes decreased by 11% from the prior year comparative period. The decrease in electrical energy sales volumes was due to economic optimization at each facility during off-peak periods in the third quarter. Economic optimization includes managements' review of a number of different operating modes that seek the maximization of cash flow margins. The 18% decrease in electrical energy sales volume in the nine-month period ended September 30, 2006 when compared with the prior year period was primarily due to the planned maintenance outage at the Ripon Facility from January to mid-March 2006 and the economic optimization of the facilities.

Accordingly, electrical energy revenue decreased by 6% and 16% in the three-month and nine-month periods ended September 30, 2006, respectively, when compared with the prior year periods due primarily to the planned outage at the Ripon Facility, as well as economic optimization at both facilities. In the three months ended September 30, 2006, capacity revenue, which is based on the Cogen Facilities' availability factor, increased 1% from the prior year comparative period. In the nine-month period ended September 30, 2006, capacity revenues decreased by 4% when compared with the prior year period primarily due to the planned maintenance outage at the Ripon Facility from January 1, 2006 to mid-March 2006, during which capacity payments were not earned.

In the three-month and nine-month periods ended September 30, 2006, steam sales volumes increased by 20% and 27% respectively when compared with the prior year periods due to increased steam demand from the facilities' host customers. Higher steam demand resulted in 45% and 53% increases in steam revenues for both the three-month and nine-month periods ended September 30, 2006, respectively, when compared to the prior year periods.

Other revenues consist of interest income earned during the period which increased $51 in the three-month and $69 in the nine-month comparative periods due to higher cash balances and interest rates earned.

Fuel and Consumables Volumes and Expense

Fuel consumed in the three-month and nine-month periods ended September 30, 2006 decreased 10% and 18%, respectively, compared with the prior year periods, primarily due to the planned maintenance outage at the Ripon Facility from January to mid-March 2006 and the economic optimization at both facilities.

Fuel and consumables expense in the three-month and nine-month periods ended September 30, 2006 increased by 4% and decreased by 25%, respectively, when compared with the prior year periods. In the three-month and nine-month periods, the change in fuel and consumables costs was due to the economic optimization of the Cogen Facilities which resulted in lower fuel consumption and higher release credits earned from redirecting surplus gas volumes to the Cogen Facilities' fuel supplier which was partially offset by higher fuel prices. The amount of natural gas released to the fuel supplier during the three-month period ended September 30, 2006 was approximately 395,000 MMBtus resulting in a net margin of $167. In the nine-month period ended September 30, 2006, approximately 2,030,000 MMBtus were released, resulting in a net margin of $5,396. The net margins were credited to the Cogen Facilities' fuel and consumables expense, reducing the correlation between such expense and electrical energy revenues.

Total Non-Fuel Expenses

Operating, labour and maintenance expense in the three-month period ended September 30, 2006 decreased by 12% when compared with the prior year period. The decrease was due to lower maintenance and repair costs in the current period than in the prior year period. In the nine-month period ending September 30, 2006 the decrease in expenses was 21% due to lower maintenance and repair costs, as well as higher comparative cost base associated with an overhaul performed at the San Gabriel Facility in 2005.

General and administration expense in the three-month and nine-month periods ended September 30, 2006 decreased 9% and 35%, respectively, when compared with the prior year periods as a result of reduced professional and management fees being incurred in 2006 under the Fund's ownership.

The Subordinated Distribution (as defined below in the section "Transactions With Related Parties – Operating Agreement") accrued to the Manager was $1,077 and $2,078, respectively in the three-month and nine-month periods ended September 30, 2006. Pursuant to the Operating Agreement between the Manager and the Fund, the Fund's share of the Subordinated Distribution was $3,231 and $6,234, respectively in the three-month and nine-month periods ended September 30, 2006, reflecting the optimal performance of the Cogen Facilities.

EBITDA

EBITDA decreased by 3% for the three-month period and increased by 37% for the nine-month period ended September 30, 2006 compared with the prior year periods. The reduction in the current three month period ended September 30, 2006 is due to lower fuel-related release credits which were offset by higher margins from economic optimization of the Cogen Facilities, coupled with lower operating costs. The increase in the nine-month period is due to higher margins from economic optimization of the Cogen Facilities and fuel-related release credits earned during the scheduled outage of the Ripon Facility.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 1% in the three-month period and 25% in the nine-month period ended September 30, 2006 when compared with the prior year periods. The increase was a result of recording the acquired property, plant and equipment and other intangibles on the date of acquisition of Ripon Power on June 29, 2005 at their fair values, and their corresponding higher depreciation and amortization expense recorded beginning in the third quarter of 2005.

Results of District Energy Systems

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing for the pass through of changes in fuel prices to the

customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in gas prices. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. The impact of global market price changes in gas and oil on energy revenues and corresponding fuel expenses for the comparative periods is discussed below.

District Energy Financial Results

	Three-month period ended September 30, 2006	Three-month period ended September 30, 2005	Nine-month period ended September 30, 2006	Nine-month period ended September 30, 2005
Energy Volumes				
Sales of Steam (Mlbs) (Combined PEI & London Systems)	64,816	64,573	281,666	308,637
Sales of Hot Water (MMBtus) (PEI System only)	33,314	32,516	196,574	225,260
Sales of Chilled Water (MTonhr) (London System only)	1,393	1,593	2,292	2,644
Fuel Consumed (MMBtus) (Combined PEI & London Systems)	185,865	172,904	773,502	832,445
Financial Indicators [000's]	$	$	$	$
District Energy Systems' revenues				
Energy	1,353	1,501	7,519	7,247
Capacity	1,866	1,831	5,642	5,497
Other revenues	546	547	1,413	1,447
Total revenues	3,765	3,879	14,574	14,191
Fuel and consumables expense	1,245	1,232	6,251	5,860
Operating, labour and maintenance expense	1,086	980	3,510	3,239
General and administration expense	295	282	966	766
EBITDA	**1,139**	**1,385**	**3,847**	**4,326**
Depreciation and amortization expense	377	379	1,123	1,121
Operating income	**762**	**1,006**	**2,724**	**3,205**

Energy Volumes and Revenues

In the three-month period ended September 30, 2006, the District Energy Systems' steam sales volumes and hot water sales volumes were consistent with the prior comparative period. In the nine-month period ended September 30, 2006 both steam sales and hot water sales volumes decreased by 9% and 13% respectively. This reduction was principally driven by more moderate temperatures resulting in lower energy requirements from customers for heating during the first quarter. Chilled water sales decreased by 13% in the three and nine-month periods ended September 30, 2005 due to lower cooling requirements for the London System due to more moderate summer temperatures in this period than in the prior comparative period.

In the three-month period ended September 30, 2006, total revenues decreased by 3% from the prior year comparative period. The decrease in energy revenue of 10% was due primarily to energy rate decreases as a result of lower gas prices for the London System and lower chilled water sales in the London System. Capacity payments increased by approximately 2% reflecting contract price index adjustments. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

In the nine-month period ended September 30, 2006, total combined revenues increased by 3% from the prior year comparative period. The 4% increase in energy revenue was due primarily to energy rate increases, resulting from higher fuel prices that are passed through to customers as well as higher customer contract reference prices. Increased revenues due to price increases were partially offset by lower energy sales volumes for heating during the first quarter as well as lower chilled water sales during the third quarter. Capacity payments increased by approximately 3% reflecting contract price index adjustments.

Other Revenues

Other revenues consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items. Other revenues in the three-month period ended September 30, 2006 were consistent with the prior year comparative period and decreased by 2% in the nine-month period ended September 30, 2006 over the prior comparative period. This decrease was due primarily to a decrease in waste special handling fees at the PEI System. Overall waste fuel quantities were consistent with the prior period.

Fuel and Consumables Volume and Expense

In the three-month period ended September 30, 2006 total fuel consumed by the District Energy Systems increased by approximately 12,000 MMBtu or 7%. The substantial increase in fuel consumption was primarily due to maintenance-related activities at the London System that resulted in sub-optimal plant operations during the period. Fuel and consumables expense was essentially flat in the three months ended September 30, 2006. In the nine-month period ended September 30, 2006 total fuel consumed by the District Energy Systems decreased by approximately 59,000 MMBtu or 7%. The decrease was primarily due to the increased efficiency realized at the London System, as a result of the capital improvement program substantially completed at the end of the first quarter of 2005 coupled with reduced energy sales volumes to customers compared with the prior period, offset by the increase in the third quarter as described above. Fuel and consumables expense increased 7% in the nine months ended September 30, 2006 primarily due to an increase in the price of gas consumed at the London System and to a smaller extent, an increase in the price of oil and wood for the PEI System.

Total Non-Fuel Expenses

For the period ended September 30, 2006, operating, labour and maintenance expense was 11% and 8% higher than in the prior year comparative three-month and nine-month periods, respectively. The increase was related to greater maintenance costs in the current period for both the London and PEI Systems.

General and administration expenses in the quarter ended September 30, 2006 increased by 5%. The increase was related primarily to regular year over year salary increases and an increase in the allocation of audit related expenses.

General and administration expenses increased in the nine months ended September 30, 2006, when compared with the same period in 2005, by 26% due to increased professional fee allocations resulting from a one time credit to legal fees in the second quarter of 2005 and an increase in accrued professional fees, coupled with regular salary increases on a year over year basis and increases in other miscellaneous general and administration expenses. Additionally, approximately $58 in costs related to the Combined Heat and Power ("CHP") generation contract were expensed.

EBITDA

In the three-month period ended September 30, 2006, EBITDA margin was 15% lower than the prior year comparative quarter. The margins decreased due to lower chilled water sales related to more moderate weather, lower energy pricing as a result of natural gas price decreases, and higher costs of maintenance and maintenance related fuel consumption at the London System.

In the nine-month period ended September 30, 2006, EBITDA margin was 13% lower than the prior nine-month comparative period. The margins decreased due to lower sales related to more moderate weather, lower energy pricing as a result of natural gas price decreases, and higher costs of maintenance and maintenance related fuel consumption at the London System.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three-month and nine-month periods ended September 30, 2006 was consistent with the prior comparative periods.

Results of Corporate and Other

Corporate and Other results as presented below include the Fund's loan to, and convertible royalty interest in, USEB as well as its' corporate administrative operations.

Corporate and Other

	Three-month Period Ended September 30, 2006	Three-month Period Ended September 30, 2005	Nine-month Period Ended September 30, 2006	Nine-month Period Ended September 30, 2005
	$	$	$	$
Interest income on loans to USEB	2,827	2,881	8,522	8,679
Other revenues	207	172	653	627
Total revenue	3,034	3,053	9,175	9,306
General and administration expense	746	823	2,667	2,558
Adjusted EBITDA	**2,288**	**2,230**	**6,508**	**6,748**
Depreciation and amortization expense	374	363	1,102	1,458
Operating income	**1,914**	**1,867**	**5,406**	**5,290**

Revenue

Interest Income on Loans to USEB

Interest income on loans to USEB was, as scheduled, $2,827 in the three-month period ended September 30, 2006 based on a fixed interest rate of 11.0% per annum on the loan balances remaining as at September 30, 2005 of $102,452. The USEB loans pay principal and interest monthly, based on a mortgage style amortization schedule, such that interest income from the loans will decrease on a year over year comparative basis. As at the end of September 30, 2006, the Fund had received a total of $1,509 in scheduled principal repayments, as scheduled, on the loan receivable from USEB during the nine-month period of 2006.

The terms of the USEB Loan Agreements (defined below) require that USEB establish various restricted reserve accounts upon origination of the loan and fund two of those reserves on an ongoing basis from available cash flow. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

As of the end of the third quarter ended September 30, 2006, USEB had not delivered to Countryside Canada Power Inc. ("Countryside Canada") the audited financial statements of either the USEB Operating Assets or those of USEB on a consolidated basis, for the fiscal year ended 2005. USEB was required to deliver this financial reporting information by no later than September 15, 2006 pursuant to the loan agreements between Countryside Canada and USEB (the "USEB Loan Agreements"). In October 2006, USEB subsequently delivered the audited financial statements of the USEB Operating Assets for the fiscal year ended 2005; however, USEB has not delivered the audited financial statements of USEB on a consolidated basis for the fiscal year ended 2005 and thus remains in violation of the USEB Loan Agreements as they relate to certain financial reporting matters. Countryside Canada has reserved all rights relating to USEB's failure to comply with the financial reporting provisions of the USEB Loan Agreements. USEB has made all of its debt service payments as scheduled under the USEB Loan Agreements and pursuant to its recently submitted financial statements, has indicated compliance with the fixed charge coverage ratio covenant under the USEB Loan Agreements.

USEB has disputed the position the Fund has taken with respect to USEB's violation of the USEB Loan Agreements as they relate to certain financial reporting matters; however, the Fund continues to seek an amicable resolution of this issue.

USEB may face some risk of higher foreign exchange translation costs regarding debt service repayments under the USEB Loan Agreements in 2007 as a result of the expiration of its foreign exchange hedge. Also, USEB cash flow may be adversely affected by a potential reduction of tax credit related income under Section 29 of the Internal Revenue Code. The Fund is in discussions with USEB regarding these issues. The USEB loan balance is collateralized by a first lien on all of the operating assets and cash reserves of USEB, the latter of which totals

approximately US$32 million in liquid investments. The Fund continues to believe the value of our collateral exceeds the outstanding loan balances.

Other Revenues

Other revenue at the Fund level is comprised of USEB royalty interest, fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level.

Total General and Administration Expenses

In the three-month period ended September 30, 2006, general and administration expense decreased by 9% from the prior year comparative period. General and administration expenses in the third quarter of 2005 were higher than those in the current year comparative period due primarily to one time costs in 2005 related to the acquisition of Ripon Power. To a lesser extent, exchange rate differences contributed to reduced general and administration expense in both the three-month and nine-month periods ended September 30, 2006.

In the nine-month period ended September 30, 2006, the increase of approximately 4% on a year over year comparative basis was primarily related to the Fund's expanded operations associated with the acquisition of Ripon Power in the second quarter of 2005, offset by a decrease of $437 for the transaction costs paid to the Manager related to the origination and structuring of the Ripon Power acquisition in the 2005 comparative period.

Adjusted EBITDA

Adjusted EBITDA increased by 3% in the three-month period and decreased by 4% in the nine-month period ended September 30, 2006 compared with the prior year comparative periods ended September 30, 2005 due to minimal declines in revenue coupled with the expense explanations described above.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 3% in the comparative three-month period and decreased 24% in the comparative nine-month period ended September 30, 2005. The change in the nine-month period was primarily due to the expense of $415 related to deferred financing fees associated with the original Credit Facility which was amended in the second quarter of 2005 resulting in the settlement for accounting purposes of the original Credit Facility. Most of the offsetting increase from the prior year comparative period relates to an increase in the amortization of deferred financing costs related to financing costs incurred on the subsequent amendment of the Amended Credit Facility.

DISTRIBUTABLE CASH AND DISTRIBUTIONS TO UNITHOLDERS

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to warmer temperatures, which result in lower demand for thermal energy requirements by customers. Although the first quarter results of the Cogen Facilities were higher than normally expected, the Cogen Facilities would normally be expected to be most profitable in the third quarter when pricing for capacity payments under the power purchase agreements is at its highest.

	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $	Nine-month period ended September 30, 2006 $	Rolling twelve-month period ended September 30, 2006 $
Cash provided by operating activities	**7,763**	**6,008**	**16,527**	**19,673**
Add (deduct): Changes in working capital	(1,420)	860	1,283	3,355
Funds from operations before working capital changes	6,343	6,868	17,810	23,028
Add:				
Receipt of principal on USEB loans	517	463	1,509	1,985
Transaction costs expensed[1]		-	-	642
Deduct:				
Principal repayments on Cogen Facilities' project-related debt		957		-
Purchases of capital assets for regular operations[2]	152	142	397	525
Distributable cash for the period	**6,708**	**6,232**	**18,922**	**25,130**
Distributions declared for the period	**5,185**	**3,832**	**15,356**	**20,030**
Weighted Average number of trust units outstanding				
– basic (thousands of trust units)	**19,838**	**14,905**	**19,712**	**19,108**
– diluted (thousands of trust units)	**25,735**	**14,905**	**25,647**	**24,323**
Distributable cash per trust unit for the period - basic	**0.338**	**0.418**	**0.960**	**1.315**
Distributions declared per trust unit for the period (whole dollars)	**0.259**	**0.257**	**0.776**	**1.035**

[1] Transaction costs related to the Ripon Power acquisition transaction were paid to the Manager from financing proceeds and were not operational in nature.

[2] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures were as follows; in the three-month period ended September 30, 2006 - $1,348, for the three-month period ended September 30, 2005 - $210, in the nine-month period ended September 30, 2006 - $1,798 and in the twelve-month period ended September 30, 2006 - $1,980.

[3] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. The current distribution is $1.035 per trust unit per annum.

In the three-month period ended September 30, 2006, funds from operations before changes in working capital were $0.5 million lower than the comparative period due mainly to the weakening of the US dollar on the Cogen Facilities' revenues translated into Canadian dollars. However, the U.S. dollar distributable cash flow contribution from the Cogen Facilities that is used to meet Canadian dollar level commitments and unitholder distributions is currently hedged through the US dollar denominated Debentures and foreign exchange hedging instruments. More importantly, total distributable cash flow improved from the prior year period as a result of the implementation of the permanent capital structure at the Cogen Facilities which resulted in both a lower interest rate and principal amortization, as Ripon project-level debt was essentially replaced with the more favourable Debentures.

Distributable cash per basic trust unit of $0.338 exceeded distributions declared per unit, resulting in a 77% payout ratio for the quarter. In the rolling twelve-month period ended September 30, 2006, distributable cash per basic trust unit exceeded distributions declared per unit by $0.280, resulting in a payout ratio of 80%. The Fund intends to meet future distribution payments from cash flow generated from its operating assets.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments as evidenced by working capital of $18,677, positive cash flow from operations and a pay out ratio of 81% on a year to date basis. Additionally, at September 30, 2006, the Fund had $10,251 of cash on hand. As of September 30, 2006, the Fund had $27,728 in available credit under its revolving credit facility with a syndicate of banks led by Toronto-Dominion ("Amended Credit Facility"), as described in note 5 of the financial statements for the period ended September 30, 2006. This remaining unutilized commitment amount remains available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash used in investing activities was $831 in the three-month period ended September 30, 2006, related to scheduled debt repayments of $517 received by the Fund on the USEB loans offset by $1,348 in capital expenditures. Of the capital expenditures, $152 were operations related capital expenditures and $1,196 were growth capital expenditures. More than half of the dollar amount of growth capital expenditures were allocated to the District Energy Systems and primarily included a hot water connection for a new customer at the PEI System.

Net cash used in financing activities of $5,314 consists primarily of cash paid out to Unitholders in the form of distributions and also includes repayment of bank indebtedness on a net basis of $186 in the three-month period ended September 30, 2006.

The increase in cash during the three-month period ended September 30, 2006 is related to regular timing differences in accounts payable and receivable balances coupled with comparatively lower repayments on the swing line in the current period, offset by an increase in capital expenditures of $1,138 over the prior year comparative period.

The Fund expects to be able to renew or refinance its Amended Credit Facility when it comes due in June 2008.

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	Three–month Period Ended December 31, 2004 *Q4*	Three–month Period Ended March 31, 2005 *Q1*	Three–month Period Ended June 30, 2005 *Q2*	Three–month Period Ended September 30, 2005 *Q3*
Energy Volumes				
Sales of Steam (Mlbs)	116,952	171,842	72,222	180,926
Sales of Hot Water (MMBtus)	88,286	132,625	60,119	32,516
Sales of Chilled Water (MTon/hr)	257	136	915	1,593
Sales of Electricity (MWh)	201	292	171	133,393
Fuel Consumed (MMBtus)	328,596	436,099	223,442	1,498,207
Financial Indicators	$	$	$	$
Total Revenues	7,879	9,376	7,189	26,754
Adjusted EBITDA	3,848	4,427	3,145	10,565
Net Income	2,160	3,020	891	5,211
Net income per trust unit (whole dollars)	0.15	0.20	0.06	0.35
Distributable cash	3,710	4,344	3,228	6,232
Distributions declared	3,820	3,819	3,820	3,832
Distributions per unit	0.256	0.256	0.256	0.257

	Three–month Period Ended December 31, 2005 *Q4*	Three–month Period Ended March 31, 2006 *Q1*	Three–month Period Ended June 30, 2006 *Q2*	Three–month Period Ended September 30, 2006 *Q3*
Energy Volumes				
Sales of Steam (Mlbs)	240,084	324,825	228,968	204,819
Sales of Hot Water (MMBtus)	88,053	109,742	53,518	34,910
Sales of Chilled Water (MTon/hr)	268	115	784	1,393
Sales of Electricity (MWh)	103,830	106,583	139,176	120,830
Fuel Consumed (MMBtus)	1,887,829	1,508,711	1,611,029	1,408,976
Financial Indicators	$	$	$	$
Total Revenues	23,842	22,263	22,560	24,963
Adjusted EBITDA	6,486	7,985	7,555	9,613
Net Income	4,039	2,439	5,564	3,177
Net income per trust unit (whole dollars)	0.24	0.12	0.28	0.16
Distributable cash	6,207	6,307	5,907	6,707
Distributions declared	4,674	5,083	5,088	5,185
Distributions per unit	0.259	0.259	0.259	0.259

All of the indicators outlined above have been significantly impacted by the acquisition of the Cogen Facilities beginning with the third quarter ended September 30, 2005. The third quarter of 2005 was the first period during which the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the acquisition of the Cogen Facilities on June 29, 2005 less meaningful.

For financial reporting purposes, revenues and expenses earned and paid in US dollars are consolidated into the Fund's results at the prevailing market foreign exchange rates, which can cause significant differences when comparing results of the Fund on a quarterly basis, given the significant contribution to overall results of the Cogen Facilities segment.

District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Sales of steam and hot water are greatest during the winter heating season in the first quarter and the fourth quarter, while sales in the summer quarters, the second and third quarters, are much lower in terms of revenue earned. The Cogen Facilities' sales are also seasonal. The majority of the Cogen Facilities' earnings occur during the summer quarters, the second and third quarters and results are lower during the winter season when electrical capacity revenues are lower.

Although adjusted EBITDA and net income will generally follow a seasonal pattern, net income may be significantly affected by unrealized gains and losses on derivative instruments and foreign exchange.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004. The Cogen Facilities contributed much of the increases in sales volumes and fuel consumed beginning in the third quarter of 2005.

FINANCIAL INSTRUMENTS

Interest Rate Swap

During December 2005 one of the Fund's subsidiaries entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a current rate of 3.87%. The swap matures on June 27, 2008. The notional amount of the swap is $47,000 and payments are due every three months. As at September 30, 2006, the fair value of the swap agreement was $190 favourable.

Foreign Exchange

Substantially all of the District Energy Systems' operations and earnings are in Canadian dollars. The USEB loans are denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange and revenue volatility risk of the Fund, respectively. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans. As required under the USEB Loan Agreements, in April 2004, USEB put in place a currency hedge at an exchange rate of 1.331 Canadian dollars per US dollar to hedge its currency exchange risk for the first three years of the term of the USEB loans. Thereafter, the USEB Loan Agreements require that 75% of debt service payments be hedged at various intervals through maturity. Regardless of whether or not USEB replaces the current hedge in April 2007 as required under the USEB loan and current exchange rates remain unchanged, USEB's debt service payments under the USEB loan will increase.

The operations and earnings of the Cogen Facilities are in US dollars. The Fund has US dollar obligations in the form of interest payments on the Debentures, as a result of the acquisition of Ripon Power. Of the annual US dollar cash flow from the Cogen Facilities that is expected to meet those obligations, approximately US $3,000 is naturally hedged through the fixed interest coupon related to the US dollar denominated Debentures issued through Countryside Canada.

Approximately US $5,300 of annual cash flow from the Cogen Facilities, all or a portion of which is expected to be used to meet Canadian dollar denominated debt service obligations and anticipated monthly Unitholder distributions, is hedged using Canadian dollar, monthly "knockout" call option contracts which have an exercise price of US $0.89 per Canadian dollar. In December 2005, the Fund purchased thirty-six consecutive monthly call option contracts at the same exercise price until December 2008. To the extent that the US/Canadian dollar exchange rate reaches US $0.84 (the "Knockout Price") at any time while option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire and be automatically replaced with a forward foreign exchange contract at an exchange rate equal to the Knockout Price with the same scheduled monthly Canadian dollar amounts and a final expiry of December 2008. When the US dollar exchange rate reaches $0.89 or higher, the Fund has the option to exercise the call option and fix the exchange rate at $0.89. The parameters related to the call options and currency hedge described above have the effect of limiting the Fund's risk to foreign exchange fluctuation between $0.84 and $0.89 on US $5,300 annually for the remaining period.

The call option contracts were entered into with a Schedule 1 bank during December of 2005 at a cost of US $188. As at September 30, 2006 the fair value of the foreign exchange option contracts was $406 favourable and has been included with other assets on the consolidated balance sheets.

The first of the monthly call options were exercised during the second quarter of 2006 when the US dollar exchange rate went above the $0.89 end of the range, resulting in a realized foreign exchange gain of approximately $8 during the three month period and $16 for the nine months ended September 30, 2006.

RISKS AND UNCERTAINTIES

The Fund's business risks remained substantially unchanged since December 31, 2005 except that (i) the foreclosure action encaptioned CIB Bank v Miss Mimi Corp. et al relating to USEB's Countryside project, (ii) the suit brought by two shareholders of USEY against the Fund, Countryside U.S. Power Inc. ("Countryside U.S. Power") and certain former and current directors and officers of USEY have both been discontinued with prejudice and (iii) USEY has filed an answer and counterclaim in the suit brought by Countryside U.S.Power under the Development Agreement. (see "Transactions With Related Parties –the Development Agreement").

USEB Financial Reporting Violation

As of the end of the third quarter ended September 30, 2006, USEB had not delivered to Countryside Canada the audited financial statements of either the USEB Operating Assets or those of USEB on a consolidated basis, for the fiscal year ended 2005. USEB was required to deliver this financial reporting information by no later than September 15, 2006 pursuant to the USEB Loan Agreements. In October 2006, USEB subsequently delivered the audited financial statements of the USEB Operating Assets for the fiscal year ended 2005; however, USEB has not delivered the audited financial statements of USEB on a consolidated basis for the fiscal year ended 2005 and thus remains in default of the USEB Loan Agreements as they relate to certain financial reporting matters. Countryside Canada has reserved all rights relating to USEB's failure to comply with the financial reporting provisions of the USEB Loan Agreements. USEB has made all of its debt service payments as scheduled under the USEB Loan Agreements and pursuant to its recently submitted financial statements, has indicated compliance with the fixed charge coverage ratio covenant under the USEB Loan Agreements.

Because the delivery of USEB financial information is not within the control of the Borrower, the Amended Credit Facility was further amended on September 15, 2006 to modify the reporting obligations of the Borrower and remove USEB financial reporting as a requirement for loan compliance in prior and future periods for the Borrower. The financial reporting information and concomitant officer's certificates of the Borrower, which were delayed in the second quarter of 2006 due to delayed financial reporting by USEB, have been delivered to the Lenders by the Borrower as required under the amendment, and the Borrower is currently in compliance with the terms of the Amended Credit Facility.

USEB has disputed the position the Fund has taken with respect to USEB's violation of the USEB Loan Agreements as they relate to certain financial reporting matters; however, the Fund continues to seek an amicable resolution of this issue.

USEB may face some risk of higher foreign exchange translation costs regarding debt service payments under the USEB loans in 2007 as a result of the expiration of its foreign exchange hedge. Also, USEB cash flow may be adversely affected by a potential reduction of tax credit related income under Section 29 of the Internal Revenue Code. The Fund is in discussions with USEB regarding these issues. Our loan balances are collateralized by a first lien on all of the operating assets and cash reserves of USEB, the latter of which totals more than US$32 million in liquid investments. We continue to believe the value of our collateral exceeds the outstanding loan balances.

Proposed Canadian Tax Treatment of Distributions

On October 31, 2006 the Department of Finance (Canada) announced the "Tax Fairness Plan" whereby the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although the announcement suggested that this grandfathering could be lost in certain circumstances). The Fund is considering this announcement and the possible impact of the proposed rules to the Fund. The proposed rules may adversely affect the marketability of the Fund's units and the ability of the Fund to undertake financings and acquisitions, and, at such time as the proposed rules apply to the Fund, the distributable cash of the Fund may be materially reduced.

For a more detailed discussion of risk factors, reference should be made to the MD & A in the 2005 Annual Report and to the 2005 Annual Information Form which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. Power, a subsidiary of Countryside Canada, has entered into a Development Agreement with an indirect subsidiary of Cinergy Energy Solutions, Inc., an indirect subsidiary of Duke Energy Corp. ("Cinergy") and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. Power, through service provided by Countryside Ventures LLC ("Countryside Ventures"), provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. Power shall be paid an annual fee of approximately US $440 for 2006 from an indirect subsidiary of Cinergy and USEY.

Commencing in May 2005, USEY ceased making monthly fee payments. Countryside U.S. Power commenced a lawsuit against USEY in Supreme Court, New York County alleging that USEY has breached its obligations to pay development fees and provide office support services to Countryside U.S. Power and seeking damages for such breach. USEY has filed an answer in the suit denying the allegations in the complaint and a counterclaim alleging breach of contract and fraud seeking damages and equitable relief. Countryside U.S. Power disputes USEY's allegations and intends to mount a vigorous defense against the counterclaims.

The Development Agreement has an initial term of five years, commencing in April of 2004, and will be automatically renewed for an additional five-year term unless terminated by any party.

Management Agreement

On September 23, 2005, the indirect and direct subsidiaries of the Fund, Countryside US Holding and Countryside Canada, respectively, entered into a management agreement with Countryside Ventures (the "Manager") (the "Management Agreement"). A more detailed description of the Management Agreement is available in the Fund's 2005 Management Information Circular which is incorporated by reference and filed on www.sedar.com. Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager provides management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. In the three-month and nine-month periods ended September 30, 2006, a total of $881 and $1,982, respectively, was paid to the Manager related to the reimbursement of costs pursuant to the Management Agreement.

Administration Agreement

Pursuant to the Administration Agreement, during the three-month and nine-month periods ended September 30, 2006, a total of $103 and $323, respectively, was paid to Countryside Canada Ventures Inc. for reimbursement of costs in consideration for providing management and administrative services to the Fund and Countryside Canada.

Operating Agreement

As provided for in the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which was effective as of July 1, 2005. This agreement, implemented for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding holds a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms are defined in the Operating Agreement. Countryside US Holding and Countryside Ventures hold subordinate membership interests ("the "Subordinate Interest(s)") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25 ("Subordinate Distribution"). Countryside Ventures' Subordinate Distribution and Subordinate Interest are subject to downward adjustment and mutual exchange

rights, respectively, as provided in the Management Agreement. In the three-month and nine-month periods ended September 30, 2006, a total of $1,213 and $2,348 (September 30, 2005 - $1,278 and $1,278), respectively were accrued to Countryside Ventures pursuant to the Operating Agreement related to its Subordinate Interest.

Shareholder Agreement

As provided for in the Management Agreement, Countryside District Energy Corp. and Countryside Ventures are finalizing a Shareholders Agreement respecting Countryside London Cogeneration Corp. which they expect to execute in the fourth quarter of 2006. This agreement, will implement for the Countryside London Cogeneration investment, the long term incentive plan provided for in the Management Agreement. Countryside Canada holds 1 preferred share in Countryside London Cogeneration Corp. (the "Preferred Share") entitling it to preferred dividends from "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Shareholders Agreement. Countryside Canada and Countryside Ventures hold 75 and 25 shares of common stock, respectively, in Countryside London Cogeneration Corp. (the "Common Shares") entitling them to dividends paid to common shareholders, after dividends paid to the preferred shareholders, in the ratio of their common share ownership (the "Common Dividends"). Countryside Ventures' Common Shares and Common Dividends are subject to downward adjustment and mutual exchange as provided in the Management Agreement except that certain adjustments have been made to the timing and calculations respecting the mutual exchange to account for the fact that Countryside London Cogeneration Corp.'s asset is a development project that is not expected to achieve commercial operation until mid-2008.

TRUST UNIT AND EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURE INFORMATION

As of September 30, 2006, the Fund had 20,439,838 trust units outstanding (December 31, 2005 – 19,625,366). During the quarter, a total of US$6.6 million of Debentures were converted into trust units. As of November 8, 2006, a total of 20,812,097 units and US $44.2 million in Debentures were outstanding.

CRITICAL ACCOUNTING ESTIMATES

The Fund's critical accounting estimates remained unchanged since December 31, 2005.

For a more detailed discussion of critical accounting estimates, reference should be made to the MD & A in the 2005 Annual Report which is incorporated by reference and filed on www.sedar.com.

OUTLOOK

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments. On October 20, 2006, Countryside announced distributions for the fourth quarter as follows:

Month	Record Date	Distribution Date	Amount
October	October 31, 2006	November 30, 2006	$0.0863
November	November 30, 2006	December 29, 2006	$0.0863
December	December 29, 2006	January 31, 2007	$0.0860

Operations

The regular operations of the District Energy Systems and Cogen Facilities are not expected to have any significant capital expenditures in fiscal 2006 outside of normal operating maintenance capital expenditures. Major overhaul on major gas turbine equipment for both the Ripon Facility and San Gabriel Facility is scheduled for 2008 and 2009, respectively. The Fund anticipates the cost of such major maintenance to be paid through either cash reserves held back from operations or through funds drawn under its unutilized credit facility. The District Energy Facilities have completed major efficiency and extended life improvements. No scheduled major overhaul for the District Energy Systems is planned to be undertaken for the next few years.

Growth

Ontario Power Authority 20-Year Contract for Combined Heat and Power Generation.

During the third quarter of 2006, the Fund's newly formed indirect subsidiary, Countryside London Cogeneration Corp., was awarded a 20-year combined heat and power generation contract ("CHP Contract") by the Ontario Power Authority ("OPA") as part of a competitive bidding process. As a result, the Fund will add natural gas-fired cogeneration to its existing London District Energy system. The facility will have 17 megawatts of electric power generation capacity and provide additional thermal capacity to support future growth of the district energy system. The project is expected to begin commercial operation in mid-2008.

Countryside London Cogeneration Corp. is expected to provide long-term, accretive and predictable cash flow to the Fund through new power sales. The stability of the cash flow will be primarily driven by the terms of the CHP Contract which provide for: (i) an initial annual $4.1 million capacity payment from the Ontario Power Authority (DBRS A (High)) which will partially escalate at CPI and which may be otherwise adjusted in accordance with the CHP Contract and (ii) positive spark spreads based on the project's contractual seasonal heat rates ranging from 6,200 to 6,750 British Thermal Units per kilowatt hour. In addition, the power project may provide further accretive cash flow from sales from production above the contractual capacity.

The capital cost of the project is estimated at $27 million and an additional $3 million to expand the London System's chilled water system to support customer growth. Construction and cost overrun risk is expected to be mitigated through a fixed-price engineering, procurement and construction contract and the leveraging of our existing energy infrastructure, permits, zoning and operational staff experienced in cogeneration technology. Fuel procurement will be, via the London System, at rates expected to be based on a fuel price index that is highly correlated to electric power pricing and contractual rates.

The Fund believes it will minimize the key project risks through provision of a fully developed site, a turnkey, fixed price construction contract, a favorable power revenue/fuel supply pricing structure and proven cogeneration technology.

As its long term incentive for this project awarded under the Management Agreement, Countryside Ventures was issued 25 common shares of Countryside London Cogeneration Corp. entitling it to 25% of the common dividends paid to common shareholders after payment of the applicable preferred dividend to the holder of the Preferred Share (currently Countryside District Energy Corp.).

Strong Fundamentals in California Power Market

The CPUC recently approved an order that will require SCE and PG&E, the Fund's existing utility customers, to sign long-term contracts for power and allow the utilities to apportion some of the cost of the contracts to customers served by other suppliers. The regulatory climate in California may be changing to encourage long-term power contracts in an effort to spur investment in new capacity in the state. California's independent system operator reported record demand for power during this peak summer period. The CPUC has estimated that the state will need to add as much as 3,700 MW of generation by 2009 to ensure adequate reliability. Under the order, only capacity built by merchant generators and secured under long-term deals would be eligible for cost sharing. Utility-built generation would not qualify. These events continue to drive the Fund's strategy of organic growth in fundamentally strong power markets. As a result, the Manager is undertaking a review of an expansion of power generation capacity at the two plant sites of the Cogen Facilities in response to requested proposals by local utilities and/or for other wholesale market opportunities. If the Manager proceeds, the power project(s) would be considered early stage development opportunities, which would require feasibility studies, including a review of engineering, power markets, environmental permitting, and other legal/regulatory issues. The development and construction periods for projects of this type would aggregate at least three to four years before the new power project(s) would be suitable for Fund investment. However, the potential economic impact to the Fund could be substantial if successful.

External Growth

In tandem with our organic growth strategy, we are continuing to evaluate the acquisition market in both the U.S. and Canada and will pursue projects that meet the Fund's investment guidelines of providing Unitholders with, among other things, per unit cash flow growth while diversifying our portfolio to mitigate risk.

Certification of Interim Filings

Form 52-109F1

I, Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of **Countryside Power Income Fund** for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

"*Göran Mörnhed*"

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

Certification of Interim Filings

Form 52-109F1

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of **Countryside Power Income Fund** for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

"*Edward M. Campana*"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

COUNTRYSIDE
POWER INCOME FUND

RECEIVED
2006 NOV 15 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Countryside Power Income Fund Reports Financial Results for Third Quarter of 2006

Continuing to Execute Growth Strategy

(London, Ontario, November 9, 2006) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the third quarter ended September 30, 2006. All figures are in Canadian dollars unless otherwise stated.

Highlights for the quarterly period ended September30, 2006:

- Revenue was $25.0 million
- Adjusted EBITDA* was $9.6 million
- Distributable cash* was $6.7 million, or $0.338 per trust unit, and declared distributions totalled $5.1 million, or $0.259 per unit
- Payout Ratio of 77% to distributable cash

"Our strong performance during the third quarter reflects the peak season cash flows from our Cogeneration Facilities," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC (the "Manager"). "Our recent award of a 20-year contract with the Ontario Power Authority for electric power output from a new cogeneration facility at London District Energy demonstrates the organic growth potential of our assets."

Results for Third Quarter

Countryside's consolidated revenue in the three months ended September 30, 2006, was $25.0 million, a decrease of $1.8 million compared with the same period last year. The Fund's total revenue in the nine months ended September 30, 2006, was $69.8 million, an increase of $26.5 million compared with the same period last year. The majority of this increase was related to the inclusion of the Cogen Facilities' results for the full nine-month period in 2006.

The Fund's Adjusted EBITDA in the three months ended September 30, 2006, was $9.6 million, a decrease of $1.0 million from the prior year period. The decrease primarily reflects the foreign exchange impact on the Cogen Facilities' operating results. However, the U.S. dollar distributable cash flow contribution from the Cogen Facilities that is used to meet Canadian level commitments and unitholder distributions is primarily hedged through U.S. dollar denominated debentures and foreign exchange hedging instruments. The Fund's Adjusted EBITDA in the nine-month period ended September 30, 2006 was $25.1 million, an increase of $7.1 million from the prior year period, due primarily to the addition of the Cogen Facilities for full nine-month period in 2006.

Net income in the three months ended September 30, 2006, was $3.2 million, or $0.16 per unit, compared with $5.2 million or $0.35 per unit in the comparable period of 2005. In addition to the changes in Adjusted EBITDA noted above, net income was impacted by factors that include a decrease in net unrealized gains on derivative instruments, a decrease in the future tax provision, a decrease in interest expense related to decreased debt outstanding in the current quarter and an increase in net unrealized gains on foreign exchange related to US dollar denominated debentures. Net income in the nine months ended September 30, 2006, was $11.2 million, or $0.57 per unit, compared with $9.1 million or $0.61 per unit, in the comparable period of 2005.

Distributable cash for the quarterly period ended September 30, 2006, was $6.7 million and distributions declared were $5.2 million. In the prior year period, distributable cash was $6.2 million and distributions declared were $3.8 million. On a per-unit basis, distributable cash of $0.338 per trust unit decreased $0.080 per trust unit from the prior year period due primarily to the issuance of new trust units which the refinanced acquisition debt used to purchase the Cogen Facilities. Cash distributions to unitholders declared for the quarter totalled $0.259 per unit. In the nine-month period ended September 30, 2006, distributable cash was $18.9 million, or $0.960 on per trust unit. Distributions to unitholders declared in the nine-month period ended September 30, 2006, totaled $0.776 per unit, resulting in a payout ratio of 81% for the period.

USEB Financial Reporting Violation

USEB remains in default of the loan agreements as they relate to certain financial reporting matters. USEB has disputed this position; however, we continue to seek an amicable resolution of this issue. USEB delivered the fiscal 2005 year end audited financial statements for the USEB Operating Assets, and the unaudited financial statements for the quarterly periods ended March 31, 2006 and June 30, 2006. USEB has not delivered the Consolidated USEB audited financial statements for fiscal year ended 2005, among other documents. USEB continues to remain current on all scheduled debt service payments to date, and pursuant to its recently submitted financial statements, has indicated compliance with the fixed charge coverage ratio covenant under the loan agreements.

USEB may face some risk of higher foreign exchange translation costs regarding debt service payments under the USEB loans in 2007 as a result of the expiration of its foreign exchange hedge. Also, USEB cash flow may be adversely affected by a potential reduction of tax credit related income under Section 29 of the Internal Revenue Code. We are in discussions with USEB regarding these issues. Our loan balances are collateralized by a first lien on all of the operating assets and cash reserves of USEB, the latter of which totals approximately US$32 million in liquid investments. We continue to believe the value of our collateral exceeds the outstanding loan balances.

The financial reporting information and concomitant officer's certificates of a subsidiary of the Fund, which were delayed in the second quarter of 2006 due to delayed financial reporting by USEB, have been delivered to the Lenders as required under the September 15, 2006 amendment to the Amended Credit Facility, and the Fund is currently in compliance with the terms of the Amended Credit Facility.

Outlook

During the third quarter, an indirect subsidiary of the Fund was awarded a 20-year combined heat and power generation contract ("CHP") by the Ontario Power Authority ("OPA") as part of a competitive bidding process. As a result, the Fund is adding a natural gas-fired cogeneration to its existing London District Energy system, with 17 megawatts of electric power generation capacity

and additional thermal capacity. The Fund's indirect subsidiary, Countryside London Cogeneration Corp. will execute an engineering procurement and construction contract in the fourth quarter of 2006 and commercial operation is scheduled to begin in the second quarter of 2008. The capital cost of the project is estimated at $27 million, and in addition to $3 million to expand the London system's chilled water system to support customer growth.

Government Tax Announcement

On October 31, 2006, the Canadian government announced proposed changes to income tax rules applicable to publicly traded trusts and partnerships that will see certain income at these entities taxed in a manner similar to income earned by (and distributions made by) a corporation. The application of the rules will be delayed to the 2011 taxation year for existing trusts. The Fund is considering this announcement and the possible impact of the proposed rules to the Fund.

Distributable Cash Summary

The Fund pays monthly cash distributions to unitholders on or about the last business day of each month to unitholders of record on the last business day of the prior month.

	Three-month period ended September 30, 2006 $	Three-month period ended September 30, 2005 $	Nine-month period ended September 30, 2006 $	Rolling twelve-month period ended September 30, 2006 $
Cash provided by operating activities	7,763	6,008	16,527	19,673
Add (deduct): Changes in working capital	(1,420)	860	1,283	3,355
Funds from operations before working capital changes[3]	6,343	6,868	17,810	23,028
Add:				
Receipt of principal on USEB loans	517	463	1,509	1,985
Transaction costs expensed[1]	-	-	-	642
Deduct:				
Principal repayments on Cogen Facilities' project-related debt	-	957	-	-
Purchases of capital assets for regular operations[2]	152	142	397	525
Distributable cash for the period	6,707	6,232	18,922	25,130
Distributions declared for the period	5,185	3,832	15,356	20,030
Weighted Average number of trust units outstanding				
– basic (thousands of trust units)	19,838	14,905	19,712	19,108
– diluted (thousands of trust units)	25,735	14,905	25,647	24,323
Distributable cash per trust unit for the period - basic	0.338	0.418	0.960	1.315
Distributions declared per trust unit for the period (whole dollars)	0.259	0.257	0.776	1.035

[1] Transaction costs related to the Ripon Power acquisition transaction were paid to the Manager from financing proceeds and were not operational in nature.

[2] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures were as follows: in the three-month period ended September 30, 2006 - $1,348, for the three-month period ended September 30, 2005 - $210, in the nine-month period ended September 30, 2006 - $1,798 and in the twelve-month period ended September 30, 2006 - $1,980.

[3] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Thursday, November 9, 2006, to

discuss the results. Please call **416-644-3417** or **1-800-814-4859** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

*** Non-GAAP Measures**

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the three-month period ended September 30, 2006.

Adjusted earnings before interest, income taxes, unrealized (gains) losses on derivative instruments, foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses Adjusted EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

BarnesMcInerney Inc.
Andrew Kondraski

Senior Account Executive
Tel: 416-367-5000
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	20,439,838	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	372,259		
Issued & Outstanding Closing Balance :	20,812,097		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/19/2006	Convertible Bonds/Notes/Loans/Debentures	54,744
10/17/2006	Convertible Bonds/Notes/Loans/Debentures	65,693
10/20/2006	Convertible Bonds/Notes/Loans/Debentures	76,641
10/23/2006	Convertible Bonds/Notes/Loans/Debentures	175,181
Totals		372,259

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	11/09/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer: Countryside Canada Power Inc.
Symbol: CSD.DB.U
Reporting Period: 10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	475,610	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-34,000		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/17/2006	Convertible Bonds/Notes/Loans/Debentures	-5,000
10/19/2006	Convertible Bonds/Notes/Loans/Debentures	-6,000
10/20/2006	Convertible Bonds/Notes/Loans/Debentures	-7,000
10/23/2006	Convertible Bonds/Notes/Loans/Debentures	-16,000
Totals		-34,000

Filed on behalf of the Issuer by:

Name: Natalie Miller
Phone: 519-435-0298
Email: nmiller@countrysidepowerfund.com
Submission Date:
Last Updated: 11/09/2006